UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Day One Biopharmaceuticals, Inc.

(Name of Subject Company)

Day One Biopharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23954D 109

(CUSIP Number of Class of Securities)

Jeremy Bender

Chief Executive Officer and President

Day One Biopharmaceuticals, Inc.

1800 Sierra Point Parkway, Suite 200

Brisbane, CA 94005

Telephone: (650) 484-0899

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Effie Toshav, Esq. Douglas N. Cogen, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP One Front Street, 33rd Floor San Francisco, CA 94111 (415) 875-2300	Charles N. York II Chief Operating Officer and Chief Financial Officer Day One Biopharmaceuticals, Inc. 1800 Sierra Point Parkway, Suite 200 Brisbane, CA 94005 (650) 484-0899

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Unless otherwise stated or as the context otherwise requires, references to “Day One,” the “Company,” “we,” “us,” “our” and similar references refer to Day One Biopharmaceuticals, Inc. and its consolidated subsidiaries taken as a whole. “Day One” and all product and product candidate names are our common law trademarks. All rights reserved.

1

Item 1. Subject Company Information

Name and Address

The name of the subject company is Day One Biopharmaceuticals, Inc., a Delaware corporation (“Day One” or the “Company”). The address of Day One’s principal executive office is 1800 Sierra Point Parkway, Suite 200, Brisbane, California 94005. The telephone number of Day One’s principal executive office is (650) 484-0899.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Day One’s common stock, par value $0.0001 per share (“Shares”). As of March  20, 2026, there were 103,317,336 shares of Day One’s common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Day One, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the caption entitled “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Servier Detroit Inc. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Servier Pharmaceuticals LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly owned subsidiary of Servier S.A.S., a French société par actions simplifiée (“Servier” and together with Purchaser and Parent, the “Servier Parties”), to purchase all of the issued and outstanding Shares at a purchase price of $21.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 26, 2026 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of March 6, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among Day One, Parent, Purchaser, and Servier.

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) at least a majority of Shares then-outstanding upon the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer (the “Offer Closing Time”) being tendered in the Offer; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iii) the absence of any legal restraint imposed or law in effect preventing the consummation of the Offer or the Merger (in each case, whether temporary, preliminary or permanent in nature); (iv) the accuracy of Day One’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had, or would not reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement) or, with respect to certain specified representations and warranties, for any inaccuracies not in any material or de minimis respect); (v) Day One’s performance in all material respects of its covenants and obligations under the Merger Agreement; (vi) the absence of a Company Material Adverse Effect; and (vii) the other conditions set forth in Exhibit A to the Merger Agreement. The consummation of the Offer and Merger are not subject to a financing condition. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by the Servier Parties with the Securities and Exchange Commission (the “SEC”) on March 26, 2026. A more detailed description of the conditions of the Offer is included in Section 15 of the Offer to Purchase.

Following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into Day One, upon the terms and subject to the conditions set forth in the Merger Agreement, with Day One surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). This merger will be referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, will be referred to herein as the “Transactions.” At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Day One or any wholly owned subsidiary of Day One (each, a “Day One Subsidiary”) immediately prior to the Effective Time, (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent or Purchaser at the commencement of the Offer and owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase by Purchaser in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such Shares under the DGCL (the “Appraisal Shares”)), will be converted into the right to receive the Offer Price in cash, without interest thereon (the “Merger Consideration”), less any applicable tax withholding.

There are outstanding pre-funded warrants (the “Day One Pre-Funded Warrants”) to purchase 827,586 shares of Day One’s common stock, with a weighted-average exercise price of $0.0001 per share. Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, each Day One Pre-Funded Warrant that is then outstanding will become exercisable by its holder solely for the same Merger Consideration as such holder would have been entitled to receive following the Effective Time if such holder had been, immediately prior to the Effective Time, the holder of the number of Shares then issuable upon exercise in full of such Day One Pre-Funded Warrant.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger if, among other things, Purchaser irrevocably accepts for payment in connection with the Offer a number of Shares that, when taken together with the Shares otherwise owned by Purchaser or its affiliates, equals at least such percentage of the stock of Day One that would be required to adopt the Merger Agreement at a meeting of its stockholders. In the case of Day One and pursuant to the Merger Agreement, this will be a number of Shares that, when added to the Shares, if any, owned by Parent, Purchaser or any subsidiary of Parent,, represents one Share more than 50% of the number of Shares that are then issued and outstanding immediately following the consummation of the Offer. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Day One will be required to consummate the Merger. As a result of the Merger, Day One will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

Servier has guaranteed full and timely payment of all amounts payable by Parent or Purchaser solely under the Merger Agreement, as and when due.

Day One does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following the acceptance for payment of the Shares validly tendered and not properly withdrawn in the Offer (the date and time of acceptance for payment, the “Offer Acceptance Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Day One or any Day One Subsidiary immediately prior to the Effective Time, (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent or Purchaser at the commencement of the Offer and owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase by Purchaser in the Offer or (iv) Appraisal Shares), will be converted into the right to receive the Merger Consideration, subject to any applicable tax withholding. A description of the treatment of Day One stock options and restricted stock units is set forth under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Day One—Effect of the Offer and

the Merger Agreement on the Day One Equity Incentive Plans, Day One Equity Compensation Awards and the Employee Stock Purchase Plan.”

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any condition of the Offer or modify the terms of the Offer in any manner not inconsistent with the Merger Agreement, except that Day One’s prior written approval is required for Purchaser to, and for Parent to permit Purchaser to, (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) waive, amend or modify the Minimum Tender Condition (as defined in the Merger Agreement) or the condition that the Merger Agreement shall not have been terminated in accordance with its terms prior to the closing of the Offer; (iv) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares; (v) except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer; (vi) change the form or terms of consideration payable in the Offer; (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares; or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on March 26, 2026. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59 p.m., Eastern Time, on April 22, 2026 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. If at the scheduled Expiration Time any of the conditions to the Offer (other than the Minimum Tender Condition) have not been satisfied or waived, Purchaser will, and Parent will cause Purchaser to, extend the Offer for one or more consecutive increments of not more than 10 Business Days (as defined in the Merger Agreement) each (or such longer period as may be agreed to by Parent and Day One), until such time as such conditions have been satisfied or waived. Purchaser will, and Parent will cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or The Nasdaq Stock Market, in each case that are applicable to the Offer. In addition, if at the scheduled Expiration Time each condition to the Offer shall have been satisfied or waived (other than the Minimum Tender Condition and the condition in clause (v) of Exhibit A of the Merger Agreement, which condition would have been satisfied by the Company if the Offer Closing Time had occurred at such time) and the Minimum Tender Condition shall not have been satisfied, Parent and Purchaser may elect to (and if so requested by Day One, Purchaser will, and Parent will cause Purchaser to), extend the Offer for one or more consecutive increments of not less than five but not more than 10 Business Days (as such term is defined in the Merger Agreement) each (or for such other period as may be agreed to by Parent and Day One in writing), provided that Day One will not request Purchaser to, and Parent will not be required to cause Purchaser to, extend the Offer on more than four occasions (including any such extensions exercised by Parent without Day One’s request to extend the Offer if, at the time of such extension, the Offer Conditions (other than the Minimum Tender Condition and the condition in clause (v) of Exhibit A of the Merger Agreement) have been satisfied or waived).

For the reasons described in more detail below, the board of directors of Day One (the “Board”) recommends that Day One’s stockholders accept the Offer and tender their Shares pursuant to the Offer. These reasons are set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Day One Board.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of certain letters distributed by the Servier Parties in connection with the Offer as well as the Servier Parties’ Summary Advertisement published in the New York Times are filed as Exhibits (a)(1)(D),

(a)(1)(E) and (a)(1)(F), respectively, to this Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at c/o Servier Pharmaceuticals LLC, 200 Pier Four Boulevard, 7th Floor, Boston, Massachusetts 02210. The business telephone number for each of Servier and Purchaser is (800) 807-6124.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Day One, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Day One or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent, Servier or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship with the Servier Parties

Merger Agreement

On March 6, 2026, Day One, Parent, Purchaser and Servier entered into the Merger Agreement. Section 11 of the Offer to Purchase, which contains a summary of the material provisions of the Merger Agreement, and Section 15 of the Offer to Purchase, which contains a description of the conditions of the Offer, are each incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On February 6, 2026, Day One and Les Laboratoires Servier (“LLS” and, collectively with the Servier Parties, the “Servier Group”), an affiliate of the Servier Parties, entered into a mutual confidentiality agreement (the “Confidentiality Agreement”) pursuant to which Day One and LLS agreed to, for a period continuing until February 6, 2029, (i) hold in confidence and not disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party other than in connection with a potential transaction with the other party, in each case, subject to certain exceptions.

The Confidentiality Agreement includes a customary standstill provision for the benefit of Day One that expires on February 6, 2027 and permits LLS to privately approach the Board or Day One’s chief executive officer during the standstill period. In addition, the standstill provision automatically terminates upon (i) Day One’s entrance into a definitive agreement with a third party providing for (A) a transaction resulting in either the sale or exchange of more than 50% of the outstanding voting equity securities of Day One or of all or substantially all of the consolidated assets of Day One and its subsidiaries or (B) a merger or other business combination in which the voting equity securities of Day One outstanding immediately prior to such transaction do not constitute 50% or more of the voting equity securities of the resulting entity of such transaction or its parent company or (ii) a tender offer or exchange offer by a third party is commenced which if consummated would result in the sale of more than 50% of the outstanding voting equity securities of Day One, unless the Board has, within 10 business days following such commencement, publicly recommended that the shareholders of Day One reject such tender offer or exchange offer. Pursuant to the Merger Agreement, Day One waived the foregoing standstill provision in all respects upon the execution of the Merger Agreement.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

On March 1, 2026, LLS and Day One entered into an exclusivity agreement (the “Exclusivity Agreement”), which provided for exclusive negotiations between LLS and Day One until 11:59 p.m. Pacific Time on March 9, 2026.

The foregoing summary and description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Day One

Overview

In considering the recommendation of the Board set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” Day One’s stockholders should be aware that certain of Day One’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of Day One’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Day One’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Day One and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (i) the Merger Agreement; (ii) Day One’s 2021 Equity Incentive Plan (the “2021 Plan”); (iii) Day One’s 2022 Equity Inducement Plan (the “Equity Inducement Plan” and, together with the 2021 Plan, the “Day One Equity Incentive Plans”); (iv) the award agreements governing the Day One Equity Compensation Awards (as defined below) held by Day One’s executive officers and directors; and (v) Day One’s Change in Control and Severance agreements with Day One’s executive officers (the “Severance Agreements”). For further information with respect to the arrangements between Day One and its executive officers, see the information set forth under the section entitled “—Arrangements with Current Executive Officers and Directors of Day One—Golden Parachute Compensation.” The Day One Equity Incentive Plans and the related form of award agreements and the form of Severance Agreement are filed as Exhibits (e)(4), (e)(6) and (e)(8) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, Day One’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Day One. If any such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of Day One. As of March 20, 2026, the executive officers and directors of Day One, each of whom is named in the “Table of Share-Related Payments” below beneficially owned, directly or indirectly, in the aggregate, 2,418,391 Shares (excluding for this purpose Shares underlying outstanding Day One Stock Options (as defined below) and outstanding Day One RSUs (as defined below) (collectively, the “Day One Equity Compensation Awards”, which are set forth separately in the “Table of Equity Compensation-Related Payments” below) and the Day One Pre-Funded Warrants). If the executive officers and directors of Day One were to tender all 2,418,391 Shares beneficially owned, directly or indirectly, by them as of March 20, 2026 for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $51,995,407 in cash pursuant to the Offer, before deduction of applicable withholding taxes and without interest. As indicated below, to the knowledge of Day One, each of Day One’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.

The following table sets forth the consideration that each Day One executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it as of March 20, 2026 (which, for clarity, excludes Shares underlying Day One Equity Compensation Awards and the Day One Pre-Funded Warrants), assuming such individual and his or her affiliates were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future Share issuances or dispositions that may occur between March 20, 2026 and the Effective Time.

Table of Share-Related Payments

Name	Number of Shares (#)	Total Offer Price Payable for Shares ($)
Executive Officers:
Jeremy Bender, Ph.D., M.B.A.(1)	1,799,031	$38,679,167
Charles York II, M.B.A.	312,025	$6,708,538
Adam Dubow	72,694	$1,562,921
Lauren Merendino	60,157	$1,293,376
Michael Vasconcelles	4,397	$94,536
Non-Employee Directors:
Habib Dable	—	—
Scott Garland	—	—
William Grossman, M.D., Ph.D.	—	—
Natalie Holles	57,310	$1,232,165
John Josey, Ph.D., M.B.A.	72,292	$1,554,278
Garry Nicholson	—	—
Saira Ramasastry, M.S., M.Phil.	40,485	$870,428

(1)

The number of Shares described in this table for Dr. Bender includes 204,643 Shares held by Dr. Bender directly, 20,204 Shares held by The Jeremy Bender 2023 Grantor Retained Annuity Trust dated June 27, 2023, 147,702 Shares held by The Melissa Bender 2022 Grantor Retained Annuity Trust under Irrevocable Trust Agreement dated March 29, 2022, 18,197 Shares held by the Melissa Bender 2023 Grantor Retained Annuity Trust, dated June 27, 2023, 808,285 Shares held by the Bender Revocable Trust dated January 18, 2017, as amended, Jeremy Bender and Melissa C. Bender, Trustees, 300,000 Shares held by the Jeremy Bender 2025 Grantor Retained Annuity Trust, and 300,000 Shares held by the Melissa Bender 2025 Grantor Retained Annuity Trust.

Effect of the Offer and the Merger Agreement on the Day One Equity Incentive Plans, Day One Equity Compensation Awards and the Employee Stock Purchase Plan

The discussion below describes the treatment of the Day One Equity Compensation Awards under the Merger Agreement, without regard to any change in control benefits with respect to the Day One Equity Compensation Awards, which change in control benefits are discussed separately below in the section entitled “—Agreements or Arrangements with Executive Officers of Day One.”

Day One Equity Incentive Plans

The Day One Equity Incentive Plans will be terminated at the Effective Time and will not be assumed by Parent.

Employee Stock Purchase Plan

In connection with the approval of the Merger Agreement, the Board approved resolutions providing that (i) with respect to the offering period under the Day One 2021 Employee Stock Purchase Plan (the “ESPP”) in effect as of the date of the Merger Agreement (if any), no individual who was not a participant in the ESPP as of such date may enroll in the ESPP with respect to such offering period and no participant may increase the percentage amount of their payroll deduction election, (ii) no new offering period will be commenced under the ESPP prior to the Effective Time, (iii) if the applicable purchase date with respect to the ongoing offering period would otherwise occur on or after the closing of the Offer, then the offering period will be shortened and the applicable purchase date with respect to the offering period will occur on the day immediately preceding the date on which the Offer closes, and (iv) immediately prior to the Effective Time, the ESPP will terminate.

Treatment of Day One Stock Options

Immediately prior to the Effective Time, each stock option to purchase Day One common stock granted under a Day One Equity Incentive Plan or as a non-plan inducement award that is then-outstanding (collectively, the “Day One Stock Options”) and unvested will fully vest. At the Effective Time, each Day One Stock Option that is then outstanding will be canceled and the holder of such Day One Stock Option will be entitled to receive a cash payment without interest thereon, subject to any applicable tax withholding, equal to the product obtained by multiplying (x) the total number of Shares issuable under such Day One Stock Option multiplied by (y) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such Day One Stock Option (“Option Cash Consideration”), if such Day One Stock Option has a per share exercise price less than the Merger Consideration. Any outstanding Day One Stock Options with an exercise price equal to or greater than the Merger Consideration will be canceled for no consideration at the Effective Time. The Option Cash Consideration will be paid at or reasonably promptly after the Effective Time (but no later than five business days after the Effective Time).

Treatment of Day One RSUs

Immediately prior to the Effective Time, each restricted stock unit granted under a Day One Equity Incentive Plan or as a non-plan inducement award (collectively, the “Day One RSUs”) that is outstanding but unvested immediately prior to the Effective Time will fully vest. At the Effective Time, each Day One RSU that is then outstanding (including, without limitation, any restricted stock unit that has been deferred pursuant to the Company’s Director Equity Deferral Plan) will be canceled and the holder of such Day One RSU will be entitled to receive a cash payment, without interest thereon, subject to any applicable tax withholding, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the number of Shares underlying such Day One RSU (the “RSU Cash Consideration”). The RSU Cash Consideration will be paid at or reasonably promptly after the Effective Time (but in no event later than five business days after the Effective Time).

Table of Equity Compensation-Related Payments

The following table sets forth the estimated cash amounts that each current executive officer and current non-employee director of Day One would be eligible to receive (before deduction of applicable withholding taxes) in connection with the Merger with regard to (1) the number of vested and unvested Day One Stock Options held by each such executive officer and non-employee director with an exercise price of less than $21.50 per Share, and (2) the number of unvested Day One RSUs held by each such executive officer, in each case as of March 20, 2026. As noted above, all then-unvested outstanding Day One Stock Options and Day One RSUs will be subject to vesting acceleration immediately prior to the Effective Time. As of March 20, 2026, none of Day One’s executive officers or directors held any vested and unsettled Day One RSUs.

The estimated cash values in the table below are based on the Offer Price of $21.50 per Share. The table also assumes that the number of vested and unvested outstanding Day One Equity Compensation Awards held by each Day One executive officer and non-employee director at the Effective Time will equal the number of vested and unvested Day One Equity Compensation Awards that were outstanding as of March 20, 2026, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any exercises, forfeitures or additional vesting that may occur between March 20, 2026 and the Effective Time.

Table of Equity Compensation-Related Payments

Name	Vested Day One Stock Options		Unvested Day One Stock Options		Unvested Day One RSUs		Total Option Cash Consideration and RSU Cash Consideration Payable($)
	Number of Underlying Shares	Option Cash Consideration Payable($)	Number of Underlying Shares	Option Cash Consideration Payable($)	Number of Underlying Shares	RSU Cash Consideration Payable($)
Executive Officers:
Jeremy Bender, Ph.D., M.B.A.	2,299,008	$28,744,543	732,126	$8,404,593	446,819	$9,606,609	$46,755,745
Charles York II, M.B.A.	879,413	$10,992,959	397,254	$4,570,185	244,125	$5,248,688	$20,811,832
Adam Dubow	148,437	$1,852,201	535,563	$6,476,789	146,145	$3,142,118	$11,471,108
Lauren Merendino	304,300	$3,801,822	315,900	$3,718,180	154,734	$3,326,781	$10,846,783
Michael Vasconcelles	3,562	$36,831	513,438	$6,872,869	332,875	$7,156,813	$14,066,513
Non-Employee Directors:
Habib Dable	97,351	$1,251,274	24,144	$313,179	15,000	$322,500	$1,886,952
Scott Garland	163,482	$2,078,572	5,625	$81,506	15,000	$322,500	$2,482,579
William Grossman, M.D., Ph.D.	97,351	$1,251,274	24,144	$313,179	15,000	$322,500	$1,886,952
Natalie Holles	195,710	$2,481,745	5,625	$81,506	15,000	$322,500	$2,885,751
John Josey, Ph.D., M.B.A.	179,591	$2,280,096	5,625	$81,506	15,000	$322,500	$2,684,102
Garry Nicholson	120,610	$1,542,244	5,625	$81,506	15,000	$322,500	$1,946,250
Saira Ramasastry, M.S., M.Phil.	202,991	$2,572,830	5,625	$81,506	15,000	$322,500	$2,976,836

(1)	This column includes the number of Shares subject to vested Day One Stock Options that are being converted into a right to receive the Option Cash Consideration.
(2)

The estimated value in this column is equal to the number of Shares underlying such vested Day One Stock Options multiplied by the excess, if any, of (x) the Merger Consideration over (y) the per share exercise price of such vested Day One Stock Option.

(3)

This column includes the number of Shares subject to unvested Day One Stock Options that are being accelerated immediately prior to the Effective Time and converted into a right to receive the Option Cash Consideration.

(4)

The estimated value in this column is equal to the number of Shares underlying such unvested Day One Stock Options multiplied by the excess, if any, of (x) the Merger Consideration over (y) the per share exercise price of such unvested Day One Stock Option.

(5)

This column includes the number of Shares subject to unvested Day One RSUs that are being accelerated immediately prior to the Effective Time and converted into a right to receive the RSU Cash Consideration.

(6)	The estimated value in this column is equal to the number of Shares underlying such unvested Day One RSUs multiplied by the Merger Consideration.
(7)

The estimated value in this column is equal to the sum of the Option Cash Consideration in respect of outstanding Day One Stock Options (both vested and unvested), and the RSU Cash Consideration in respect of outstanding unvested Day One RSUs.

Agreements or Arrangements with Executive Officers of Day One

Severance Agreements

Day One has entered into Change in Control and Severance Agreements (“Severance Agreements”) with each of its executive officers and certain other executives, each of which provides for the following benefits upon a termination of the executive’s employment without “cause” or by the executive for “good reason” (as such terms are defined in the Severance Agreements and as described below) within the period commencing three months prior to and ending 12 months following a change in control of Day One (the “Change in Control Period”), but in all cases after the execution of a definitive agreement documenting such change in control, subject to the executive’s execution and non-revocation of a customary release of claims in favor of Day One:

•	a lump sum payment of 18 months (or 24 months in the case of Dr. Bender) of the executive’s base salary;

•	a lump sum payment equal to 150% (or 200% in the case of Dr. Bender) of the executive’s target bonus for the year of termination;

•

payment of COBRA premiums, or a cash benefit in lieu of continued medical benefits under COBRA, for 18 months (or 24 months in the case of Dr. Bender) following termination or, if earlier, until the executive is eligible to receive substantially similar coverage from another employer; and

•

100% acceleration of vesting of equity awards, provided however that the treatment of awards subject to any performance-based vesting criteria shall accelerate at the greater of target levels or actual achievement, determined at the time of termination. However, as set forth above under the section entitled “—Effect of the Offer and the Merger Agreement on the Day One Equity Incentive Plans, Day One Equity Compensation Awards and the Employee Stock Purchase Plan,” all then-outstanding and unvested Day One Stock Options and Day One RSUs will accelerate and vest in full immediately prior to the Effective Time and will be converted into the right to receive the Option Cash Consideration or the RSU Cash Consideration, respectively.

The Merger will constitute a change in control for purposes of the Severance Agreements.

The Severance Agreements also provide for reduced severance payments and benefits upon a termination of employment without “cause” occurring outside of the Change in Control Period, which reduced severance payments and benefits are not described in this Schedule 14D-9.

For purposes of the Severance Agreements, “cause” means any of the following:

•

material breach of the provisions of the Severance Agreement, executive’s offer letter or employment agreement with Day One, or any proprietary information and inventions assignment agreement with Day One;

•	willful misconduct or recklessness resulting in material harm to the business or reputation of the company, or any parent or subsidiary thereof;

•

material violation of any policy of the company, or any parent or subsidiary thereof by which the executive is then employed, or any state or federal law relating to the workplace environment (including, without limitation, laws relating to sexual harassment or age, sex or other prohibited discrimination) and, solely in the case of Dr. Bender, that exposes the company or any parent or subsidiary to potential liability;

•	commission of a felony or any crime involving moral turpitude; or

•	commission of any fraud, embezzlement, or misappropriation.

In addition, with respect to the first two bullets, there would be notice and a period of thirty (30) days to cure.

For purposes of the Severance Agreements, “good reason” means the executive’s termination of his or her employment in connection with the occurrence of any of the following without the executive’s express prior written consent:

•	a decrease in the executive’s annual base salary by more than ten percent (10%) from the maximum base salary that the executive has received at any prior time in service with Day One;

•

a material, detrimental change to the executive’s role with Day One, or any parent or subsidiary thereof or successor thereto by which the executive is then employed, including by reason of a reduction of the executive’s duties, responsibilities, or authority, which shall include any requirement that the executive no longer report to the Chief Executive Officer of the ultimate parent entity of Day One (including, for the avoidance of doubt, any acquiring entity) (or, in the case of Dr. Bender, if he is no longer the Chief Executive Officer of the ultimate parent entity of Day One (including, for the avoidance of doubt, any acquiring entity)); and

•

a material breach by Day One, or any affiliate of or successor to Day One, of the Severance Agreement, any employment agreement or offer letter between the executive and Day One, or any written agreement then in effect between the executive and Day One and/or any affiliate of or successor to Day One; or any relocation of the executive’s principal workplace by more than 35 miles from the executive’s then-current place of employment.

In addition, notice of good reason must be provided no later than ninety (90) days after an event or condition that constitutes good reason occurs and Day One will have thirty (30) days to cure such event or condition (if curable), and the individual must terminate his employment within ten (10) days after the end of such cure period if not cured.

The Severance Agreements also provide for a “best-net” cutback under Section 280G of the Code (“Section 280G”), whereby in the event any amounts provided for under the Severance Agreements or otherwise payable to the executive would constitute “parachute payments” within the meaning of Section 280G of the Code, and could be subject to the related excise tax, the executive will be entitled to receive either full payment of benefits or such lesser amount, which would result in no portion of the benefits being subject to an excise tax, whichever results in the greater after-tax amount of payments and benefits made or provided to the executive.

Agreements or Arrangements with Directors of Day One

As set forth under the section entitled “—Effect of the Offer and the Merger Agreement on the Day One Equity Incentive Plans, Day One Equity Compensation Awards and the Employee Stock Purchase Plan,” all then-outstanding and unvested Day One Stock Options and Day One RSUs will accelerate and vest in full immediately prior to the Effective Time and will be converted into the right to receive the Option Cash Consideration or the RSU Cash Consideration, respectively.

Effect of Merger Agreement on Employee Benefits

For a period of one year following the Effective Time, Parent will provide or cause the Surviving Corporation to provide to each individual who is employed by Day One immediately prior to the Effective Time and who continues employment with Parent or the Surviving Corporation or any of their respective subsidiaries or affiliates (as such terms are defined in the Merger Agreement) (each, a “Company Employee”): (i) a base salary or wage rate and target cash incentive opportunity that in the aggregate, is no less favorable to those provided to such Company Employee by Day One as of immediately prior to the Effective Time; and (ii) employee benefits (other than equity and equity based awards, change in control, nonqualified deferred compensation, transaction, retention, defined benefit pension and post-employment or retiree health and welfare benefit plans) that are substantially comparable in the aggregate to those provided to such Company Employee by Day One as of immediately prior to the Effective Time under the benefit plans listed on the Company schedules.

In addition, and without limiting the generality of the foregoing, for the plan year that includes the Effective Time, Servier will use commercially reasonable efforts to cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all corresponding plans of Servier, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the extent coverage under any such plan replaces coverage under a comparable Day One benefit plan in which such Company Employee participates immediately prior to the Effective Time.

For purposes of determining eligibility to participate, level of severance benefits and future vacation accrual, and vesting under all Surviving Corporation Plans (but not including any equity compensation plans), each Company Employee’s service with Day One (as well as service with any predecessor employer of Day One, to the extent service with the predecessor employer is recognized by Day One) will be treated as service with Servier or any of its subsidiaries. However, the foregoing will not apply with respect to any defined benefit pension plans, nonqualified deferred compensation plans or retiree health and welfare benefit plans or to the extent it would result in duplication of benefits for the same period of service or to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

With respect to any group medical, dental, vision or prescription drug plan maintained by Servier or any of its subsidiaries in which any Company Employee participates after the Effective Time, Servier will or will cause the Surviving Corporation to use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under corresponding Day One group medical, dental, vision or prescription drug plans in which such employees participated prior to the Effective Time; (ii) provide Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time under any Day One group medical, dental, vision or prescription drug plan in satisfying any analogous deductible or out-of-pocket maximum requirements for the year in which the Effective Time occurs; and (iii) waive any waiting period or evidence of insurability requirement, in each case, to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Day One group medical, dental, vision or prescription drug plan prior to the Effective Time.

Parent will or will cause the Surviving Corporation to assume the liability and allow Company Employees to use, in accordance with the practices and policies of Parent and the Surviving Corporation, any accrued but unused personal, sick or vacation time to which any Company Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Company Employee immediately prior to the Effective Time.

At Parent’s written request no later than five days prior to the Merger Closing Date, Day One shall adopt written resolutions to terminate the Company 401(k) Plan and to fully vest all participants under the Company 401(k) Plan, such termination and vesting to be effective no later than the day preceding the Merger Closing Date. If the Company 401(k) Plan is terminated, as soon as administratively practicable following the Merger Closing Date, Parent shall establish or make available to each eligible Company Employee a replacement 401(k) plan and shall cause such plan to accept rollovers of account balances of each such Company Employee, including any outstanding participant loans.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Day One’s directors and officers (including each of Day One’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Day One for a period of time following the Effective Time. A summary of such indemnification and insurance coverage is set forth under the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

Background

In this Schedule 14D-9, Day One is required to disclose any agreement or understanding, whether written or unwritten, between the “named executive officers” of Day One for the year ended December 31, 2025, as defined in Item 402 of Regulation S-K (each, a “named executive officer”) and Day One or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of Day One that is based upon or otherwise related to the Transactions. The terms and conditions of the compensation and benefits set forth below are described in greater detail as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Day One” and such descriptions are incorporated herein by reference.

For purposes of calculating the potential payments and benefits set forth in the table below, Day One has assumed that (i) the Effective Time occurs on March 20, 2026, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9; (ii) each named executive officer’s employment is terminated by Day One without cause or by the named executive officer for good reason at the Effective Time; and (iii) each named executive officer’s unvested Day One Stock Options and unvested Day One RSUs held on March 20, 2026 will equal the number of unvested Day One Stock Options and unvested Day One RSUs held by such named executive officer at the Effective Time (such that any vesting or forfeitures occurring between March 20, 2026 and the Effective Time will not be captured in the table below). Severance payments and benefits have been calculated based on the named executive officer’s current base salary, current target bonus opportunity, and estimated maximum benefits that could be payable under Day One’s benefit plans. None of Day One’s named executive officers will receive pension or non-qualified deferred compensation or tax gross ups in connection with the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.

The amounts shown in the table below do not attempt to quantify any reduction that may be required as a result of any “best-net” Section 280G cutback as set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Day One.” The amounts shown in the table below are estimates only, as the actual amounts that may be paid or provided upon a named executive officer’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by such named executive officer in connection with the Merger may differ from the amounts set forth below.

The additional details regarding the terms of the payments quantified below are set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Day One” and the section entitled “—Effect of the Offer and the Merger Agreement on the Day One Equity Incentive Plans, Day One Equity Compensation Awards and the Employee Stock Purchase Plan.”

Golden Parachute Compensation

Named Executive Officer	Cash($)	Equity($)	Perquisites/ Benefits($)	Total Value($)
Jeremy Bender, Ph.D., M.B.A.	$2,686,000	$18,011,202	$67,200	$20,764,402
Charles York II, M.B.A.	$1,361,250	$9,818,873	$50,400	$11,230,523
Adam Dubow	$1,152,750	$9,618,906	$50,400	$10,822,056

(1) Cash. Represents the value of (a) the maximum cash severance payments payable to the applicable named executive officer under their individual Severance Agreement (i.e., the cash severance payments payable upon a termination of employment without cause or a resignation for good reason during the Change in Control Period, provided that the named executive officer signs and does not revoke a release of claims in favor of Day One in connection with such termination); and (b) the maximum amount of each named executive officer’s 2026 annual bonus under their individual Severance Agreement. The severance payments in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment within the Change in Control Period. The table below sets forth the components of each named executive officer’s cash severance payments and his or her payment on account of his or her annual bonus, in each case calculated based on the values in effect on March 20, 2026.

Named Executive Officer	Annual Base Salary($)	Target Bonus($)	Severance Multiple	Target Bonus Multiple	Total($) (Severance plus 2026 Annual Bonus Amounts)
Jeremy Bender, Ph.D., M.B.A.	$790,000	$553,000	200%	200%	$2,686,000
Charles York II, M.B.A.	$605,000	$302,500	150%	150%	$1,361,250
Adam Dubow	$530,000	$238,500	150%	150%	$1,152,750

As set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Day One,” the value of the severance payments and benefits each named executive officer is eligible to receive under the Severance Agreements will be lower in the event of a qualifying termination of employment outside of the Change in Control Period. Such reduced amounts are not shown in the table above.

(2) Equity. Represents the maximum aggregate payments to be made in respect of unvested Day One Stock Options and unvested Day One RSUs at the Effective Time.

The treatment of unvested Day One Stock Options and unvested Day One RSUs in the Transactions is set forth under the section entitled “—Effect of the Offer and the Merger Agreement on the Day One Equity Incentive Plans, Day One Equity Compensation Awards and the Employee Stock Purchase Plan,” and the values attributable to such awards in this column assume each named executive officer’s unvested Day One Stock Options and unvested Day One RSUs accelerate in accordance with the Merger Agreement immediately prior to the Effective Time. The acceleration is therefore “single-trigger” in nature, which means that it will occur immediately upon the consummation of the Merger, whether or not employment is terminated.

The estimated number of Shares subject to unvested Day One Stock Options and unvested Day One RSUs that will accelerate at the Effective Time and the Option Cash Consideration and RSU Cash Consideration associated with such accelerated Day One Stock Options and Day One RSUs are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held by each named executive officer as of March 20, 2026.

Named Executive Officer	Number of Shares Underlying Unvested Day One Stock Options	Option Cash Consideration in respect of Unvested Day One Stock Options($)	Number of Shares Underlying Unvested Day One RSUs	RSU Cash Consideration in respect of Unvested Day One RSUs($)
Jeremy Bender, Ph.D., M.B.A.	732,126	$8,404,593	446,819	$9,606,609
Charles York II, M.B.A.	397,254	$4,570,185	244,125	$5,248,688
Adam Dubow	535,563	$6,476,789	146,145	$3,142,118

(3) Perquisites/Benefits. Represents the estimated value of COBRA payments to which each named executive officer may become entitled under the Severance Agreements as set forth in the section entitled “—Agreements or Arrangements with Executive Officers of Day One.” The amounts in this column are all “double-trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination within the Change in Control Period.

As set forth under the section entitled “—Agreements or Arrangements with Executive Officers of Day One,” if the named executive officer experiences a qualifying termination outside of the Change in Control Period, the COBRA payments will be lower than the values described in the table immediately above.

(4) The following table sets forth, for each named executive officer, the total amount of golden parachute compensation that is either “single-trigger” or “double-trigger” in nature:

Named Executive Officer	Single- Trigger($)	Double- Trigger($)
Jeremy Bender, Ph.D., M.B.A.	$18,011,202	$2,753,200
Charles York II, M.B.A.	$9,818,873	$1,411,650
Adam Dubow	$9,618,906	$1,203,150

Effect of the Merger on Director and Officer Indemnification and Insurance

Day One’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors or officers, except for liability that cannot be eliminated under the DGCL. Accordingly, Day One’s directors and officers will not be personally liable for monetary damages for breach of their fiduciary duty as directors or officers, except for liabilities:

•	for any breach of the director’s or officer’s duty of loyalty to Day One or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	with respect to directors, for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL;

•	for any transaction from which the director or officer derived an improper personal benefit; or

•	with respect to officers, in any action by or in the right of the corporation.

Day One’s amended and restated bylaws also provide that Day One will indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions. Day One’s amended and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as Day One’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

In addition, Day One has entered into separate indemnity agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, Day One is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of Day One within the meaning of Section 16(b) of the Exchange Act or similar provisions of any federal, state or local statutory law, or in connection with any proceeding voluntarily initiated by such director or executive officer, and certain other situations. This description of the indemnity agreements entered into between Day One and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(7) hereto, which is incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing at the execution of the Merger Agreement in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director or officer of Day One or its predecessors (each, an “Indemnified Party”) as provided in Day One’s amended and restated certificate of incorporation, amended and restated bylaws, or any indemnification agreement between such Indemnified Party and Day One that is in effect as of the date of the Merger Agreement and that was made available to Parent on or prior to March 6, 2026 (i) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time; (ii) shall survive the Merger; (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions; and (iv) for a period of six years following March 6, 2026, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.

The Merger Agreement further provides that at or prior to the Effective Time, Day One may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Effective Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any Indemnified Party than those of Day One’s directors’ and officers’ liability insurance policies in effect on March 6, 2026 (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by Day One for coverage for its most recent renewal under the Existing D&O Policies.

Section 16 Matters

Prior to the Effective Time, Day One shall take all steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of Day One equity securities (including derivative securities) in connection with the Merger Agreement or the Transactions by each individual who is a director or officer of Day One subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the scheduled expiration of the Offer, Day One (acting through its Board and the compensation committee of the Board) shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after March 6, 2026 will be, entered into by Day One with current or future directors, officers or employees of Day One.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Day One management and its legal and financial advisors, on March 5, 2026, the Board, among other things, (i) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of Day One and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Day One of the Merger Agreement and the consummation by Day One of the Transactions, (iii) resolved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Offer Closing Time and (iv) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

For the reasons described below, the Board recommends that Day One’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons set forth in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Day One Board.”

A copy of the joint press release issued by Servier and Day One, dated as of March 6, 2026, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(G) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for the Recommendation

Background of the Merger Agreement

The following is a summary of events, meetings and discussions leading to the decision of the Board to approve the Merger Agreement and recommend that Day One stockholders accept the Offer and tender their Shares pursuant to the Offer. All references to dates and times in this summary are in Pacific time.

The Board, together with Day One’s senior management, regularly evaluates Day One’s historical performance, current financial position, future growth prospects and long-term strategic plan. In connection with regular corporate development activities, Day One’s management from time to time meets with other biotechnology and pharmaceutical companies regarding potential partnerships, licensing arrangements, collaborations and other strategic transactions. The Board has also considered various strategic opportunities available to Day One, as well as ways to enhance stockholder value and Day One’s performance and prospects, taking into account the business, competitive, political, regulatory, financing and economic environment and developments in Day One’s industry.

On November 25, 2025, the chief executive officer of a pharmaceutical company, referred to as Company A, contacted Dr. Jeremy Bender, Day One’s Chief Executive Officer, on an unsolicited basis to request a meeting.

On November 26, 2025, Dr. Bender met with the chief executive officer of Company A who informed him that Company A was evaluating whether to propose a potential acquisition of Day One, and, in connection with such evaluation, requested access to Day One nonpublic due diligence information. Dr. Bender responded that Day One would not provide access to nonpublic due diligence information in the absence of an initial indication of interest that the Board determined to pursue, and that if Company A wished to make an acquisition proposal based on Day One’s publicly available information, the Board would give it due consideration.

On December 2, 2025, Company A sent Day One a written, non-binding indication of interest proposing an acquisition of all outstanding Day One equity at a price of $13.00 per share in cash based on Day One’s publicly available information. The proposal stated that Company A would finance the transaction with its existing cash resources and borrowing under existing credit facilities, and that the closing of the transaction would not be subject to any financing contingency. The proposal requested that Day One agree to negotiate on an exclusive basis with Company A for a period of 30 days, with such period to commence upon the execution of an exclusivity letter between Day One and Company A. For reference, the closing sale price of Day One common stock on the Nasdaq Global Select Market on December 1, 2025, the preceding trading day, was $8.78 per share.

Later on December 2, 2025, the Board held a meeting, with members of Day One’s senior management, representatives of Centerview Partners LLC (“Centerview”), and representatives of Fenwick & West LLP (“Fenwick”), outside counsel to Day One, present. A representative of Fenwick reviewed the fiduciary duties of the Board in the context of considering a potential change in control of Day One. Dr. Bender reviewed with the Board his discussion with the chief executive officer of Company A, Company A’s $13.00 per share proposal, a copy of which had been made available to the members of the Board earlier that day, and Company A’s request for exclusivity and access to nonpublic due diligence information. The Board, members of Day One’s senior management and representatives of Centerview discussed Company A’s proposal in light of Day One’s long-term prospects, including the recent commercial launch of OJEMDA and the pending consummation of Day One’s acquisition of Mersana Therapeutics, Inc. The Board determined that Company A’s proposal did not provide adequate value to Day One’s stockholders and was not sufficient for Day One to enter into exclusivity with Company A or provide Company A with access to nonpublic due diligence information. The Board then directed members of Day One’s senior management to update Day One’s long-range financial forecast for purposes of evaluating any proposals for an acquisition of Day One and provide such preliminary forecast to Centerview in order for Centerview to provide a preliminary financial analysis of Day One to the Board. Following this discussion, the Board directed Dr. Bender to inform Company A that the Board had considered Company A’s proposal and determined that it was not sufficient for Day One to provide Company A with access to nonpublic due diligence information or enter into exclusivity with Company A.

On December 3, 2025, Dr. Bender spoke with the chief executive officer of Company A and informed them that the Board had considered Company A’s proposal and determined it was not sufficient for Day One to provide Company A with access to nonpublic due diligence information or enter into exclusivity.

On December 6, 2025, the chief executive officer of Company A contacted Dr. Bender and informed him that Company A would deliver a revised indication of interest proposing an acquisition of all outstanding Day One equity at a price of $14.00 per share in cash plus a contingent value right per share representing the right to receive $1.00 per share in cash upon the achievement of $425 million in total net revenue (including royalties) in 2028.

Following this discussion on December 6, 2025, Company A sent Day One a written, non-binding indication of interest proposing an acquisition of all outstanding Day One equity at a price of $14.00 per share in cash plus a contingent value right representing the right to receive $1.00 per share in cash upon the achievement of $425 million in total net revenue (including royalties) in 2028 (the “Company A December 6 Proposal”). The proposal stated that Company A would finance the transaction with its existing cash resources and borrowing under existing credit facilities, and that the closing of the transaction would not be subject to any financing contingency. The proposal requested that Day One agree to negotiate on an exclusive basis with Company A for a period of 30 days, with such period to commence upon the execution of an exclusivity letter between Day One and Company A. For reference, the closing sale price of Day One common stock on the Nasdaq Global Select Market on December 5, 2025, the preceding trading day, was $7.92 per share.

On December 7, 2025, Dr. Bender contacted an executive at a pharmaceutical company, referred to as Company B, which had previously expressed interest in a potential acquisition of Day One on an unsolicited basis, informed them that Day One had received interest regarding an acquisition without identifying Company A or its proposed terms, and inquired whether Company B would be interested in making a proposal for an acquisition of Day One.

Later on December 7, 2025, a copy of the Company A December 6 Proposal was made available to the members of the Board, along with an update on the outreach to Company B.

On December 8, 2025, a media report speculating that Day One was weighing its strategic options after receiving inbound acquisition interest was published online during market trading hours. That day, the closing sale price of Day One common stock on the Nasdaq Global Select Market on December 8, 2025 was $8.64 per share, an increase of approximately 9% over the closing sale price of Day One common stock on the immediately preceding trading day of December 5, 2025.

On December 9, 2025, Dr. Bender spoke with the chief executive officer of Company A and informed them that the Board would consider the Company A December 6 Proposal at a Board meeting to be held on December 11, 2025 but that, based on his discussions with the Board, Dr. Bender did not expect that the Board would support an acquisition at the value proposed in the Company A December 6 Proposal and encouraged Company A to submit an improved proposal.

Also on December 9, 2025, Dr. Bender contacted the executive of Company B and provided them with an update on Day One’s recent business performance. The executive of Company B informed Dr. Bender that the board of directors of Company B would discuss whether Company B would make a proposal to acquire Day One.

On December 10, 2025, the Board held a meeting, with members of Day One’s senior management and representatives of Fenwick present. Dr. Bender reviewed with the Board his discussions with the chief executive officer of Company A, including that he conveyed to Company A that he did not believe that the Board would support an acquisition at the value proposed in the Company A December 6 Proposal and encouraged Company A to submit an improved proposal. Dr. Bender then reviewed with the Board his discussions with the executive of Company B and that Company B was considering whether to make a proposal. The Board discussed Dr. Bender’s conversations with Company A and Company B, and the Company A December 6 Proposal, and determined to reconvene on December 11, 2025 to review Centerview’s preliminary financial analysis of Day One and the Company A December 6 Proposal and to consider potential responses to Company A.

On December 11, 2025, the Board held a meeting, with members of Day One’s senior management and representatives of Centerview and Fenwick present. At the meeting, among other things, representatives of Centerview reviewed the Company A December 6 Proposal, the trading prices of Day One common stock and premia over various trading periods that the Company A December 6 Proposal represented, Wall Street analyst perspectives on Day One, the price at which Day One conducted its most recent equity financing transaction, and upcoming data and regulatory catalysts for Day One. Members of Day One management and the representatives of Centerview then reviewed with the Board preliminary long-range financial projections through 2044 for Day One prepared by management. The representatives of Centerview then presented a preliminary financial analysis of Day One based on such financial projections. The Board then discussed the Company A December 6 Proposal and determined that it did not provide adequate value to Day One’s stockholders and was not sufficient for Day One to enter into exclusivity or provide Company A with access to nonpublic due diligence information and directed Dr. Bender to inform Company A of the Board’s determination. In addition, the Board reviewed with Dr. Bender his prior discussions with Company B and that it was currently evaluating whether to make an acquisition proposal to Day One, and directed Dr. Bender to continue to engage with Company B.

Later on December 11, 2025, as instructed by the Board, Dr. Bender contacted the chief executive officer of Company A via email to inform Company A that the Board had considered the Company A December 6 Proposal and determined it was insufficient for Day One to provide Company A with access to nonpublic due diligence information or enter into exclusivity.

Also on December 11, 2025, as instructed by the Board, Dr. Bender contacted the executive of Company B to further discuss whether Company B would be interested in making an acquisition proposal. The executive of Company B informed Dr. Bender that Company B was still considering whether to make an acquisition proposal.

On December 12, 2025, the chief executive officer of Company A contacted Dr. Bender, requesting access to nonpublic due diligence information. However, Dr. Bender reiterated that the Board had considered the Company A December 6 Proposal and determined it was insufficient.

Also on December 12, 2025, the chief executive officer of a pharmaceutical company, referred to as Company C, contacted a member of the Board and then Dr. Bender on an unsolicited basis, to arrange a discussion between Dr. Bender and the chief executive officer of Company C.

On December 13, 2025, Dr. Bender spoke with the chief executive officer of Company C who informed him that Company C was evaluating a potential strategic transaction between Company C and Day One. Dr. Bender conveyed that the Board would give any such proposal by Company C due consideration.

Also on December 13, 2025, Dr. Bender spoke with the executive of Company B, who informed him that the board of directors of Company B was meeting on December 17, 2025, when its members would be discussing whether to make an acquisition proposal for Day One.

On December 18, 2025, the chief executive officer of Company A contacted Dr. Bender and informed him that Company A would deliver a revised indication of interest proposing an acquisition of all outstanding Day One equity at a price of $15.45 per share in cash.

Following this discussion on December 18, 2025, Company A sent Day One a written, non-binding indication of interest proposing an acquisition of all outstanding Day One equity at a price of $15.45 per share in cash (the “Company A December 18 Proposal”). The Company A December 18 Proposal stated that Company A would finance the transaction with its existing cash resources and borrowing under existing credit facilities, and that the closing of the transaction would not be subject to any financing contingency. The Company A December 18 Proposal requested that Day One agree to negotiate on an exclusive basis with Company A for a period of 30 days, with such period to commence upon the execution of an exclusivity letter between Day One and Company A. For reference, the closing sale price of Day One common stock on the Nasdaq Global Select Market on December 17, 2025, the preceding trading day, was $8.76 per share.

Later on December 18, 2025, a copy of the Company A December 18 Proposal was made available to the members of the Board.

On December 19, 2025, the executive of Company B contacted Dr. Bender and informed him that Company B would not be submitting an acquisition proposal for Day One.

Also on December 19, 2025, the Board held a meeting, with members of Day One’s senior management and representatives of Centerview and Fenwick present, at which the Board discussed the Company A December 18 Proposal and that Company B had determined that it would not be submitting a proposal to acquire Day One. The Board authorized Day One’s management to inform Company A that while the Company A December 18 Proposal was not sufficient for Day One to enter into exclusivity, Day One would provide Company A with a management presentation with certain confidential information in order to more fully inform Company A’s view of Day One’s commercial and development programs in order to potentially support an improved proposal.

On December 19, 2025, as instructed by the Board, Dr. Bender contacted the chief executive officer of Company A and offered to provide Company A with a management presentation with certain confidential information but the Company A December 18 Proposal was not sufficient for Day One to enter into exclusivity. Following this discussion, Day One provided Company A with a draft of a confidential disclosure agreement containing a customary standstill provision that would terminate upon Day One’s entry into a definitive acquisition agreement with a party other than Company A or upon certain other change of control events not otherwise involving Company A, and which did not include a “don’t ask-don’t waive” provision.

On December 20, 2025, Day One and Company A negotiated the confidential disclosure agreement, and on December 21, 2025 the parties finalized and executed, the confidential disclosure agreement containing these standstill terms and Day One then provided Company A and its advisors with access to an electronic data room containing certain diligence information.

On December 22, 2025, senior management of Day One and representatives of Centerview provided representatives of Company A with a confidential presentation on Day One’s commercial activities and current performance as well as a preview of Day One’s projected fourth quarter results based on then-current projected results.

On December 24, 2025, the chief executive officer of Company C contacted Dr. Bender and informed him that Company C would deliver an indication of interest proposing an acquisition of all outstanding Day One equity at a price of $14.00 per share, consisting of $3.50 in cash and $10.50 in stock of Company C.

Following this discussion, on December 24, 2025, Company C sent Day One a written, non-binding indication of interest proposing an acquisition of all outstanding Day One equity at a price of $14.00 per share, consisting of $3.50 in cash and $10.50 in stock of Company C (the “Company C December 24 Proposal”). The proposal stated that due to the amount of Company C stock proposed to be issued, the closing of the transaction would require approval by the stockholders of Company C. For reference, the closing sale price of Day One common stock on the Nasdaq Global Select Market on December 23, 2025, the preceding trading day, was $9.63 per share.

Later on December 24, 2025, a copy of the Company C December 24 Proposal was made available to the members of the Board, and during the following days Dr. Bender discussed the Company C December 24 Proposal with members of the Board, concluding that the uncertain value represented by Company C stock was unattractive as consideration in a transaction.

On December 30, 2025, senior management of Day One met with senior management and other representatives of Company A to further discuss Day One’s commercial and development programs as well as to provide an update on Day One’s projected fourth quarter and full year results.

On January 6, 2026, Day One provided Company A with additional commercial due diligence information that had been requested by Company A.

On January 6, 2026, Day One completed its acquisition of Mersana Therapeutics, Inc.

On January 6, 2026, on an unsolicited basis, representatives of the Servier Group contacted a representative of Day One to arrange a meeting with Day One’s senior management at an upcoming industry conference to be held in San Francisco.

On January 10, 2026, based on his discussions with members of the Board, Dr. Bender spoke with the chief executive officer of Company C and informed them that the Company C December 24 Proposal was not sufficient for Day One to engage in discussions or provide due diligence information and that Day One was not interested in an acquisition with Company C stock as consideration. The chief executive officer of Company C informed Dr. Bender that Company C could not make an all-cash acquisition proposal.

On January 11, 2026, Day One publicly announced its preliminary 2025 revenue results. The closing sale price of Day One common stock on the Nasdaq Global Select Market the following trading day was $11.33, an increase of approximately 27% over the previous trading day’s closing sale price.

On January 12, 2026, at an industry conference held in San Francisco, representatives of the Servier Group met in-person with members of Day One’s senior management to discuss potential avenues for strategic collaboration. A member of Day One’s senior management indicated that Day One would be open to consider various strategic avenues to collaborate and suggested a follow-up meeting.

On January 22, 2026, a representative of the Servier Group contacted representatives of Centerview to convey the Servier Group’s potential interest in making a proposal to acquire Day One.

On January 29, 2026, representatives of the Servier Group’s financial advisor, Goldman Sachs Bank Europe SE (“Goldman Sachs”), contacted representatives of Centerview to inform Centerview that the Servier Group was working toward providing an acquisition proposal to Day One.

On February 2, 2026, representatives of Goldman Sachs provided Centerview with the Servier Group’s high-priority diligence questions.

On February 4, 2026, the chief executive officer of Company A contacted Dr. Bender to arrange a call between them on February 6, 2026.

Also on February 4, 2026, Day One provided the Servier Group with a draft of a confidential disclosure agreement containing a customary standstill provision that would terminate upon Day One’s entry into a definitive acquisition agreement with a third party or upon certain other change of control events not involving an affiliate of Servier, and which did not include a “don’t ask-don’t waive” provision.

On February 6, 2026, Day One and LLS executed this confidential disclosure agreement and senior management of Day One provided representatives of the Servier Group with a confidential presentation on Day One’s commercial activities and current performance.

Later on February 6, 2026, the chief executive officer of Company A spoke with Dr. Bender and informed him that Company A remained interested in acquiring Day One at a price in line with the price contained in the Company A December 18 Proposal and suggested that executives of Day One and Company A connect to discuss further Day One’s commercial and development programs in order to more fully inform Company A’s view of Day One’s value.

On February 9, 2026, LLS, on behalf of itself and its affiliates, including the Servier Group, sent Day One a written, non-binding indication of interest proposing an acquisition of all outstanding Day One equity at a price of $18.00 per share in cash (the “February 9 Proposal”). The proposal stated that the Servier Group would finance the transaction with its existing cash resources and that the closing of the transaction would not be subject to any financing contingency. The proposal also appended a letter from Goldman Sachs regarding the Servier Group’s financial capacity to complete the proposed transaction, in which Goldman Sachs stated it was “highly confident” in its ability to arrange and underwrite any debt financing in connection with the acquisition. The proposal did not request that Day One enter a period of exclusivity. For reference, the closing sale price of Day One common stock on the Nasdaq Global Select Market on February 6, 2026, the preceding trading day, was $11.41 per share.

On February 10, 2026, Dr. Bender provided the Board with a copy of the February 9 Proposal and proposed as next steps to direct Centerview to inform the Servier Group that Day One would provide it with due diligence information and access to management for diligence meetings and request a revised proposal by February 27, 2026, have Fenwick provide the Servier Group with a draft definitive merger agreement and to submit its mark-up with its revised proposal, and provide the Servier Group with access to an electronic data room containing Day One diligence information. In this communication, Dr. Bender also updated the Board on the contacts with Company A described above.

Also on February 10, 2026, representatives of Centerview contacted representatives of Goldman Sachs to discuss the process for the Servier Group to submit a revised acquisition proposal for Day One.

On February 11, 2026, as instructed by the Board, a representative of Centerview provided LLS with a letter requesting a revised proposal by February 27, 2026 and provided a draft of the Merger Agreement, which contemplated that the transaction would be structured as a tender offer for all outstanding shares of Day One stock, followed by a merger under Section 251(h) of the DGCL of Day One into a Servier subsidiary, with Day One surviving the merger as a subsidiary of Servier, and proposed, among other terms, a termination fee equal to 2.5% of transaction equity value payable by Day One to the Servier Group in the event Day One terminated the Merger Agreement to accept a superior proposal or upon certain other customary termination events. The process letter requested that the Servier Group’s legal counsel provide a preliminary mark-up of the Merger Agreement by February 23, 2026 and a further revised mark-up along with their revised proposal by February 27, 2026.

Also on February 11, 2026, Day One provided representatives of the Servier Group and its advisors with access to a comprehensive electronic data room containing diligence information.

On February 16, 2026, LLS, on behalf of itself, its subsidiaries and its affiliates, including the Servier Parties, and Day One entered into a “clean team” agreement, dated as of February 12, 2026, providing for disclosure of certain commercial and human resources information on a restricted basis, and certain representatives of the Servier Group and representatives of the Servier Group’s legal counsel, Baker & McKenzie LLP (“Baker”), were provided with access to unredacted commercial and human resource diligence materials.

On February 18, 2026, members of Day One management provided representatives of the Servier Group with a presentation on Day One’s commercial and development programs.

Also on February 18, 2026, Dr. Bender contacted a business development executive of Company A to inform Company A that Day One had received an acquisition proposal (without specifying the Servier Group’s identity, or its proposed price or any other terms) that Day One was currently evaluating.

On February 19, 2026, a representative of Company A’s financial advisor contacted representatives of Centerview to discuss the process for Company A to evaluate and potentially submit a revised proposal.

On February 20, 2026, a representative of Company A’s financial advisor contacted representatives of Centerview to request access for Company A to additional Day One diligence information. Later that day, Company A’s representatives were granted broader access to the requested additional diligence material in the electronic data room to which Company A and its representatives otherwise already had access.

Between February 20, 2026 and March 3, 2026, members of senior management of Day One had several meetings with representatives of the Servier Group to discuss aspects of Day One’s business.

On February 22, 2026, Day One posted in the electronic data room, to which the Servier Group’s and Company A’s representatives had access, a draft of the disclosure schedules to the Merger Agreement.

On February 23, 2026, representatives of Goldman Sachs contacted representatives of Centerview to reiterate the Servier Group’s interest in acquiring Day One and to discuss the process and timeline for the Servier Group’s continuing review of the potential transaction.

Also on February 23, 2026, representatives of Company A’s financial advisor contacted representatives of Centerview to discuss Day One’s transaction process. Following this discussion, that same day, a representative of Centerview provided Company A’s financial advisor with the same draft of the Merger Agreement that had been provided to the Servier Group and informed them that in order to be timely in Day One’s strategic process, Company A would need to submit a revised acquisition proposal for Day One expeditiously.

Also on February 23, 2026, Baker sent Fenwick a revised draft of the Merger Agreement which, among other terms, proposed a termination fee equal to 3.9% of transaction equity value.

On February 24, 2026, Fenwick provided Baker with feedback on the revised draft of the Merger Agreement Baker had sent to Fenwick for Baker to consider when submitting a further revised draft of the Merger

Agreement that would accompany the Servier Group’s revised proposal due to be submitted on February 27, 2026.

On February 26, 2026, Dr. Bender and other members of Day One’s senior management met with senior management and other representatives of Company A in San Francisco, California to discuss Day One’s business.

On February 27, 2026, LLS, on behalf of itself and its affiliates, including the Servier Parties, sent Day One a revised written, non-binding indication of interest proposing an acquisition of all outstanding Day One equity at a price of $20.50 per share in cash (the “February 27 Proposal”). The proposal stated that the Servier Group had substantially completed its due diligence review, noting the specific remaining diligence items that remained to be completed. The proposal also stated that the Servier Group would finance the transaction with its existing cash resources and that the closing of the transaction would not be subject to any financing contingency. The proposal requested that Day One agree to negotiate on an exclusive basis with the Servier Group through March 9, 2026, with an automatic five-business-day extension if negotiations were then still ongoing, to complete its confirmatory due diligence and execute an acquisition agreement. For reference, the closing sale price of Day One common stock on the Nasdaq Global Select Market on February 26, 2026, the preceding trading day, was $10.65 per share.

Also on February 27, 2026, Baker sent Fenwick a revised draft of the Merger Agreement which, among other terms, continued to propose a termination fee equal to 3.9% of transaction equity value and which incorporated other feedback from the discussion between Baker and Fenwick on February 24, 2026.

Also on February 27, 2026, Dr. Bender contacted an executive of Company A to reiterate that to be timely in Day One’s strategic process, Company A should submit an acquisition proposal for Day One within 24 hours.

Also on February 27, 2026, representatives of Centerview contacted representatives of Company A’s financial advisor to inform them that Company A would need to submit an acquisition proposal for Day One within 24 hours, and that its proposal would need to be at a price substantially higher than those previously proposed by Company A.

Also on February 27, 2026, the Board held a meeting, with members of Day One’s senior management and representatives of Centerview and Fenwick present, during which the Board discussed the Servier Group’s February 27 Proposal, including the increased acquisition price from the Servier Group’s February 9 Proposal, that the Servier Group had substantially completed its due diligence, had submitted a revised draft of the Merger Agreement, and had requested exclusivity through March 9, 2026, with an automatic five-business-day extension if negotiations were then still ongoing. The Board also discussed that Company A had received additional diligence material in the electronic data room on February 20, 2026, after having already previously received access to certain diligence materials since December 20, 2025, had been provided with a draft Merger Agreement on February 23, 2026, that members of Day One’s and Company A’s senior management had met to discuss Day One’s business on February 26, 2026, and on February 27, 2026, Company A had been instructed that to be timely in Day One’s strategic process, Company A should provide an improved acquisition proposal within 24 hours. The Board, members of Day One’s senior management and representatives of Centerview and Fenwick then discussed how to proceed in the strategic process to maximize value for Day One’s stockholders in an acquisition transaction. Following this discussion, the Board determined that, if in the view of Day One’s senior management, after consulting with Centerview, the proposal delivered by Company A was competitive with the Servier Group’s February 27 Proposal, that Centerview should request from each of the Servier Group and Company A their “best and final” price proposal and proposed Merger Agreement, following which the Board would select the winning proposal and move to swiftly execute and announce the transaction, but if the proposal delivered by Company A was not competitive with the Servier Group’s February 27 Proposal, that Centerview should request that the Servier Group increase its February 27 Proposal by $1.00 to $21.50 per share in exchange for which Day One would agree to negotiate on an exclusive basis with the Servier Group through March 9, 2026, and seek to execute the Merger Agreement expeditiously in that exclusivity period.

On February 28, 2026, Dr. Bender contacted an executive of Company A and representatives of Centerview contacted representatives of Company A’s financial advisor to each note that the Board was nearing a decision and request that Company A submit its “best” acquisition proposal for Day One.

Also on February 28, 2026, members of senior management of Day One met with representatives of Company A to discuss Day One’s intellectual property.

Later on February 28, 2026, Company A sent Day One a written, non-binding indication of interest proposing an acquisition of all outstanding Day One equity at a price of $17.80 per share in cash (the “Company A February 28 Proposal”). The proposal stated that Company A would finance the transaction with its existing cash resources and borrowing under existing credit facilities, and that the closing of the transaction would not be subject to any financing contingency. The proposal requested that Day One agree to negotiate on an exclusive basis with Company A through March 8, 2026, to complete its confirmatory due diligence and execute an acquisition agreement, and included a proposed form of exclusivity agreement.

Also on February 28, 2026, Company A and Day One entered into a “clean team” agreement providing for disclosure of certain commercial and human resources information on a restricted basis, and certain representatives of Company A and representatives of Company A’s legal counsel were provided with access to unredacted commercial and human resource diligence materials.

On March 1, 2026, members of Day One’s senior management held a meeting with representatives of Centerview at which members of Day One’s senior management, as instructed by the Board, determined that the Company A February 28 Proposal was nearly 15% lower than and not competitive with the Servier Group’s February 27 Proposal, and directed Centerview to request that the Servier Group increase its February 27 Proposal by $1.00 to $21.50 per share in exchange for which Day One would enter into exclusivity with the Servier Group through March 9, 2026 (without any pre-agreed extension period).

Following such discussion, on March 1, 2026, representatives of Centerview contacted representatives of Goldman Sachs and requested that the Servier Group increase its February 27 Proposal by $1.00 to $21.50 per share in exchange for which Day One would agree to negotiate on an exclusive basis with the Servier Group through March 9, 2026 (without any pre-agreed extension period).

Later on March 1, 2026, representatives of Goldman Sachs contacted representatives of Centerview and indicated that the Servier Group had agreed to increase the February 27 Proposal by $1.00 to $21.50 per share (the “March 1 Proposal”) in exchange for exclusivity through March 9, 2026. For reference, the closing sale price of Day One common stock on the Nasdaq Global Select Market on February 27, 2026, the preceding trading day, was $10.60 per share.

Following such discussion, on March 1, 2026, Fenwick sent to Baker a revised draft of the exclusivity agreement providing for exclusivity through March 9, 2026 and, following discussions between the firms, finalized the language of the exclusivity agreement.

Later on March 1, 2026, the Board held a meeting, with members of Day One’s senior management and representatives of Centerview and Fenwick present, at which the Board discussed the Company A February 28 Proposal and the likelihood that Company A would increase its proposal to a value competitive with the February 27 Proposal. The Board, members of Day One’s senior management and representatives of Centerview and Fenwick then discussed that, at the request of the Board, the Servier Group had increased its February 27 Proposal by $1.00 to $21.50 per share in exchange for which Day One would enter into exclusivity with the Servier Group through March 9, 2026, and seek to execute the Merger Agreement expeditiously in that exclusivity period. Representatives of Centerview then reviewed with the Board the financial metrics of the March 1 Proposal and the premia represented by such price over various periods. Following such discussion, the Board determined to authorize Day One to grant the Servier Group exclusivity through March 9, 2026 and directed Fenwick to seek to finalize the Merger Agreement and related documents within such exclusivity period.

Following such discussion, Day One and LLS executed the exclusivity agreement.

Following execution of the exclusivity agreement, on March 1, 2026, Day One terminated Company A’s access to Day One’s electronic data room and otherwise terminated discussions with Company A in accordance with the exclusivity agreement.

Later on March 1, 2026, Fenwick sent Baker a revised draft of the Merger Agreement which, among other terms, proposed a termination fee equal to 3.0% of transaction equity value.

On March 2, 2026, Company A sent to Dr. Bender a written, non-binding indication of interest proposing an acquisition of all outstanding Day One equity at a price of $19.25 per share in cash (the “Company A March 2 Proposal”). This proposal had not been solicited by Day One subsequent to Day One’s entry into the exclusivity agreement with LLS. The proposal stated that Company A would finance the transaction with its existing cash resources and borrowing under existing credit facilities, and that the closing of the transaction would not be subject to any financing contingency. The proposal stated that the proposal was not subject to any further due diligence and that, if Day One was then in an exclusivity period with another party, following the expiration of such exclusivity period, Company A would execute an acquisition agreement in the form that had been negotiated with such party. Neither Day One nor its representatives responded to Company A or its representatives regarding the Company A March 2 Proposal.

Later on March 2, 2026, Baker sent Fenwick a revised draft of the Merger Agreement which, among other terms, proposed a termination fee equal to 3.75% of transaction equity value.

On March 3, 2026, representatives of Fenwick and Baker discussed unresolved issues in the Merger Agreement. Following this discussion, Fenwick sent to Baker a revised draft of the Merger Agreement which, among other terms, proposed a termination fee equal to 3.3% of transaction equity value.

On March 4, 2026, a media report was published online speculating Day One was weighing its strategic options after receiving inbound acquisition interest (the “March 4 Media Report”). The March 4 Media Report did not name a member of the Servier Group nor did it include a purported acquisition price. That day, the closing sale price of Day One common stock on the Nasdaq Global Select Market was $12.87 per share, an increase of approximately 28% over the closing sale price of Day One common stock on the immediately preceding trading day of March 3, 2026 (the “Unaffected Date”).

Also on March 4, 2026, Baker sent Fenwick a revised draft of the Merger Agreement which, among other terms, proposed a termination fee equal to 3.5% of transaction equity value. Following receipt of this draft, representatives of Fenwick and Baker discussed unresolved issues in the Merger Agreement, and following this discussion, Fenwick sent to Baker a revised draft of the Merger Agreement which, among other things, included a termination fee equal to 3.5% of transaction equity value, together with a revised draft of the disclosure schedules.

Also on March 4, 2026, the members of the Board approved Day One’s engagement of Centerview as Day One’s financial advisor, and Day One entered into an engagement letter with Centerview, dated as of December 19, 2025, confirming the engagement of Centerview as Day One’s financial advisor on the terms approved by the Board.

Also on March 4, 2026, Dr. Bender met with the chief executive officer and other senior management of the Servier Group to discuss aspects of Day One’s business.

On March 5, 2026, Baker sent to Fenwick revised drafts of the Merger Agreement and the disclosure schedules. Over the course of March 5, 2026, Fenwick and Baker finalized the Merger Agreement and the disclosure schedules.

Later on March 5, 2026, the Board held a meeting with members of Day One’s senior management and representatives of Centerview and Fenwick present. Day One’s management and the representatives of Centerview discussed the Servier Group’s completion of its due diligence over the preceding week. Representatives of Fenwick reviewed the Board’s fiduciary duties in the context of approving an acquisition of Day One, including the Board’s conduct of the strategic process over the preceding months. Representatives of Fenwick reviewed with the Board the terms of the Merger Agreement, the final execution version of which along with the disclosure schedules to the Merger Agreement had been previously distributed to the Board, including the transaction structure, closing conditions, definition of “Company Material Adverse Effect,” fiduciary “deal protection” provisions, including Day One’s ability to respond to an unsolicited topping bid and the size of the termination fee payable by Day One if it terminated the Merger Agreement to accept a superior proposal, regulatory provisions, provisions regarding employees, and interim operating covenants. The Board noted that the Offer Price and Merger Consideration represented a 68% premium to the trading price at which the Shares closed on March 5, 2026, a 114% premium to the trading price at which the Shares closed on the Unaffected Date, and a 92% premium to the 30-day volume weighted average trading price of the Shares as of the Unaffected Date. A representative of Fenwick noted that Centerview had previously provided Day One with a letter disclosing its relationships with LLS, and its subsidiaries, which indicated that since January 1, 2024, Centerview had not been engaged on a fee-paying basis to provide financial advisory services to LLS. The Board then approved the use of management’s updated long-range financial projections through 2044 (the “Projections”), a copy of which had been made available to the members of the Board prior to the meeting and which were materially consistent with the projections reviewed by the Board in its December 11, 2025 meeting, other than updating such projections for Day One’s actual performance in the ensuing period and reflecting the acquisition of Mersana, by Centerview in its financial analysis of the Offer Price and Merger Consideration. For a detailed discussion of the Projections, please see below under the caption “—Certain Unaudited Prospective Financial Information of Day One.” Representatives of Centerview then reviewed with the Board Centerview’s financial analysis of the Offer Price and Merger Consideration, and rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 6, 2026, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “—Opinion of Centerview Partners LLC.” The written opinion delivered by Centerview to the Board is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. Following additional discussion and consideration of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, the Board determined that the Offer, the Merger and the other Transactions were fair to and in the best interests of Day One and its stockholders, approved and declared advisable the Merger and the execution, delivery and performance by Day One of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, resolved that the Merger Agreement and the Merger would be governed by and effected under Section 251(h) of the DGCL and that the Merger would be consummated as soon as practicable following the Offer Closing Time, and resolved to recommend that stockholders of Day One accept the Offer and tender their Shares pursuant to the Offer.

Following the Board meeting on March 5, 2026 and following the closing of trading on the financial markets on that day, Day One, Servier, Parent and Purchaser executed the Merger Agreement.

On March 6, 2026, before the opening of the financial markets, Day One and Servier issued a joint press release announcing the execution of the Merger Agreement.

On March 26, 2026, Purchaser commenced the Offer and Day One filed this Schedule 14D-9. As of such date, no member of the Servier Group nor Purchaser has had any conversations with any individual Day One director or officer regarding post-Closing employment with a member of the Servier Group.

Reasons for the Recommendation of the Day One Board

In recommending that Day One’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered the terms of the Offer, the Merger, the Merger Agreement and the other Transactions, consulted with members of Day One’s senior management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value.

The Offer Price and Merger Consideration to be paid by Parent would provide Day One’s stockholders with the opportunity to receive a significant premium over recent trading prices of the Shares. The Board considered:

•

Cash Consideration; Certainty of Value: the Offer Price and Merger Consideration to be received by Day One’s stockholders provides immediate and certain value and liquidity and does not expose them to any future risks related to Day One’s business or the financial markets generally;

•

Implied Premium: the relationship of the Offer Price and the Merger Consideration to recent trading prices of the Shares, including the fact that the Offer Price and the Merger Consideration represents:

•	a premium of approximately 114% to the closing price of Day One common stock on March 3, 2026 (the trading day prior to the day of the Media Report);

•	a premium of approximately 68% to the closing price of Day One common stock on March 5, 2026 (the trading day prior to the day on which the Transactions were announced);

•	a premium of approximately 92% to the volume-weighted average price of the shares of Day One common stock over the 30-calendar day period ending on March 3, 2026;

•	a premium of approximately 67% to the 52-week high closing price of $12.87 per share of Day One common stock as of March 4, 2026;

•	a premium of approximately 271% to the 52-week low closing price of $5.80 per share of Day One common stock as of August 6, 2025; and

•	a premium of approximately 48% to the last public offering price of $14.50 per share of Day One common stock on July 30, 2024.

•

Highest Value Reasonably Obtainable: the fact that the acquisition proposals submitted by Company A and Company C were not competitive with the Offer and Company B declined to make any acquisition proposal, the fact that no other party had contacted the Company with respect to a potential acquisition of Day One despite market speculation, including two separate media reports, that suggested that the Company could potentially be exploring a sale, which would have put any potentially interested parties on notice to contact the Company regarding their interest, the fact that during the course of negotiations with Parent (as more fully described above under the caption “—Background of the Merger Agreement”), Parent increased its offer over several weeks from $18.00 per share on February 9, 2026, to $20.50 per share on February 27, 2026, and then ultimately to $21.50 per share on March 1, 2026 in exchange for exclusivity, and the Board’s belief, in view of the discussions and negotiations with Parent, that Parent was unlikely to increase further its offer above the Offer Price; and

•

Centerview Analysis and Fairness Opinion: the financial analysis of the Company and the Merger Consideration reviewed by Centerview with the Board as well as the oral opinion of Centerview rendered to the Board on March 5, 2026, which was subsequently confirmed by delivery of Centerview’s written opinion dated March 6, 2026, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Centerview Partners LLC.” The full text of Centerview’s written opinion, dated March 6, 2026, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference.

Prospects of Day One

The Board considered Day One’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and financial prospects, as well as Day One’s long-term business plan and prospects if it were to remain an independent public company, to support its decision and recommendation, including:

•	the risks faced by Day One as an independent public company, including:

•

Risks Related to Day One’s Commercial Product Candidates; the risk of continuing to commercialize OJEMDA, Day One’s product which has received accelerated marketing approval from the U.S. Food and Drug Administration (“FDA”) for the treatment of patients 6 months of age and older with relapsed or refractory pLGG harboring a BRAF fusion or rearrangement, or BRAF V600 mutation, including risks that demand and sales may not meet Day One’s expectations, the risk that accelerated approval could be revoked by the FDA, and the risk that Day One may not succeed in continuing to grow its sales, marketing and distribution capabilities in a competitive marketplace;

•

Risks Related to Day One’s Pre-Commercial Product Candidates; the status, early stage of development and prospects for Day One’s current pre-commercial product candidates, including Emi-Le (XMT-1660) and DAY301 (formerly MTX-13), which have not yet been approved for marketing by the FDA, and, notwithstanding clinical data to date, the risk that adverse events or developments may occur in the clinical trials of such product candidates that would require Day One to delay or terminate further clinical activity, or that Day One’s clinical trials may otherwise take longer than expected or be unsuccessful, and the risk that the FDA may ultimately not approve a New Drug Application for Emi-Le (XMT-1660), DAY301 (formerly MTX-13) or Day One’s other current product candidates;

•

Cost of and Need for Additional Capital; to the extent that the revenue from OJEMDA (on which Day One’s near-term revenues are highly dependent) do not meet Day One’s expectations, the risk that Day One will need to raise additional capital to fund development of its pre-commercial product candidates through later-stage clinical trials and potential commercialization, and to continue operating its business, and the financial constraints on Day One’s ability to pursue these activities if such financing were not available. The Board also considered the risk that equity or debt capital, to the extent required, may not be available on acceptable terms, if at all, and considered the uncertain cost of that capital and the substantial dilution that could result to Day One’s existing stockholders from potential equity financings;

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Risks Related to Day One’s Phase 3 Clinical Development Program for tovorafenib for front-line pLGG; the length of time, cost and related risks concerning the successful development and regulatory approval of tovorafenib, including the risks that its Phase 3 FIREFLY-2 clinical trial could take longer than expected and may have results that, even if positive, may not ultimately support the FDA approval of a supplemental New Drug Application or indicate a product profile that would be competitive with other products for the front-line treatment of pLGG;

•

Day One’s Current Investigational Pipeline; the Board considered the status of and prospects for Day One’s current investigational pipeline of programs that are not yet in clinical trials, the potential cost of these programs and the fact that these early-stage pipeline programs may not result in product candidates, that any clinical trials of these pipeline programs may not be successful, and that the FDA may not approve any of such resulting product candidates;

•

Competitive Risks; Day One’s competitive position in the biopharmaceutical industry and competitive risks, including potential future competition from larger and better funded companies that have competitive advantages from their broader commercial scope and economies of scale in pricing;

•

Employee Retention and Hiring; Day One’s need to retain its senior management and employees, and Day One’s need to recruit, retain and motivate qualified executives and other key employees amid intense hiring competition for such qualified individuals, including from larger competitors, and the cash impact of competitive compensation packages and dilution resulting from equity-based incentive compensation; and

•

the Board’s belief, after a comprehensive exploration of the above considerations, that the consummation of the Offer, the Merger and the other Transactions represents Day One’s best reasonably available alternative for maximizing stockholder value.

Strategic Alternatives

The Board considered the other strategic alternatives available to Day One, including the following, and determined that the Offer, the Merger and the other Transactions constituted a more attractive alternative:

•

the alternative of remaining an independent company, including consideration of the Projections (as more fully described in the section entitled “—Certain Unaudited Prospective Financial Information of Day One”);

•

the fact that Day One had extensive discussions with, provided diligence to, and received multiple bids from, Company A, but none of such bids were competitive with the Offer as more fully described in the section entitled “—Background of the Merger Agreement”;

•

the fact that Day One contacted Company B, which had previously expressed interest in a potential acquisition of Day One and who Day One believed would be capable of an acquisition of Day One, and such party declined to make an acquisition proposal;

•

the fact that Company C had made an acquisition proposal that was substantially lower than the Offer and primarily comprised of stock consideration that the Board viewed as a less compelling form of consideration, which would have required Company C’s stockholders to approve the transaction as a condition to closing the transaction, and Company C had stated that it was unable to make an all cash acquisition proposal; and

•

the possibility of other parties making an offer to acquire Day One, including the timing and likelihood of such an offer, and the terms of the Merger Agreement allowing Day One to terminate the Merger Agreement to enter into an alternative transaction as described below if another party elected to make an unsolicited offer even after execution of the Merger Agreement.

Speed and Likelihood of Consummation

The Board considered the likelihood that the Offer, the Merger and the other Transactions would be consummated in a timely manner, including the following:

•

the Merger is structured as a two-step transaction under Section 251(h) of the DGCL, potentially enabling Day One’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which Day One’s stockholders who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short time frame would be expected to reduce the uncertainty and potential disruption to Day One’s business pending the closing of the Merger;

•

the likelihood that the Offer, the Merger and the other Transactions would be consummated in a timely and orderly manner as a result of a number of factors, including (1) the Offer Price as compared to recent trading prices of the Shares, and the certainty of value to Day One’s stockholders presented by the Offer; (2) the business reputation and significant financial resources of Servier and intention of the Servier Parties to consummate the Offer; (3) the track record of Servier in completing acquisition transactions; (4) the fact that Parent has represented to Day One that it and its affiliates have, and at all times through the expiration of the Offer will have, sufficient funds to consummate the Offer and the Merger, and the fact that the Offer is not subject to any financing condition and Servier has in any event guaranteed Parent and Purchaser payment obligations under the Merger Agreement; (5) the nature of the conditions to the Offer and the Merger, including with respect to the definition of “Company Material Adverse Effect” in the Merger Agreement, providing a high degree of likelihood that the Offer and the Merger will be consummated; and (6) Day One’s ability to specifically enforce the obligations of Parent under the Merger Agreement, including its obligations to consummate the Offer and the Merger, and Day One’s ability to seek damages upon any Willful Breach (as defined in the Merger Agreement) by Parent or Purchaser of the Merger Agreement following termination of the Merger Agreement resulting from such Willful Breach; and

•

the Board’s belief, following consultation with its legal advisors, that the Offer, the Merger and the other Transactions presented a limited risk of not achieving regulatory clearance or having a substantial delay in the consummation of the Merger due to regulatory review.

Merger Agreement Terms

The Board considered the terms in the Merger Agreement, including:

•

the fact that, although Day One is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Board, subject to compliance with certain procedural requirements (including that the Board determine, in good faith, after consultation with a financial advisor and outside legal counsel, that an unsolicited acquisition proposal constitutes, or could reasonably be expected to lead to, a “superior proposal” and, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board under applicable law), (1) to furnish information with respect to Day One to a person making such unsolicited acquisition proposal and (2) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal;

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Day One’s ability to terminate the Merger Agreement in order to enter into an alternative transaction that the Board determines to be a “superior proposal,” subject to certain conditions set forth in the Merger Agreement (including the right of Parent to have an opportunity to revise the terms of the Merger Agreement) and Day One’s obligation to pay the termination fee of $87.7 million, which is equal to approximately 3.5% of transaction equity value; and

•

the Board’s belief, after discussion with its advisors, that the termination fee of $87.7 million was reasonable in light of the negotiation process that led to the execution of the Merger Agreement, as well as the terms of the Merger Agreement itself, and was necessary to induce Parent to enter into the Merger Agreement. The Board believed that the termination fee would not likely deter or preclude another party with a strategic interest in Day One and financial resources sufficient to consummate an alternative acquisition transaction with Day One, were one to exist, from making a competing proposal for Day One and would likely only be required to be paid in the event that the Board entered into a transaction more financially favorable to the Day One stockholders than the Offer.

General Matters

The Board considered a number of other factors related to the Offer, the Merger and the other Transactions, including:

•	the availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL;

•

the fact that resolutions approving the Merger Agreement were approved by the Board, which is comprised of a majority of independent directors who are neither affiliated with the Servier Parties nor employees of Day One, and which retained and received advice from Fenwick and Centerview in evaluating, negotiating and recommending the terms of the Merger Agreement; and

•

the requirement that the Merger will only occur if the holders of a majority of Shares tender their Shares in the Offer, providing Day One’s stockholders with the ability to approve or disapprove of the Merger.

The Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Offer, the Merger and the other Transactions, including the following non-exhaustive list of material reasons (not in any relative order of importance):

•

the fact that the Offer Price and Merger Consideration, while providing relative certainty of value with respect to the closing consideration, would not allow Day One’s stockholders to participate in the possible increases in company value that might occur following the completion of the Transactions, including as a result of sales of OJEMDA and positive outcomes of Day One’s clinical trials for tovorafenib for front-line pLGG, Emi-Le (XMT-1660), DAY301 (formerly MTX-13) and other research and development programs, future FDA approval of one or more of Day One’s pre-commercial product candidates and potential sales and revenues from sales of such product candidates, which could result, if Day One had remained independent, in future prices for the Shares in excess of the Offer Price and Merger Consideration;

•

the non-solicitation provisions of the Merger Agreement that restrict Day One’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Day One, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Day One will be required to pay a termination fee of $87.7 million, which could have the effect of discouraging alternative proposals for a business combination with Day One or adversely affect the valuation that might be proposed by a third party;

•

the costs involved in connection with entering into and completing the Offer, the Merger and the other Transactions, the time and effort of Day One’s management and certain other employees required to complete the Offer, the Merger and the other Transactions, and the related disruptions or potential disruptions to Day One’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Day One;

•

the terms of the Merger Agreement, including the operational restrictions imposed on Day One between signing and closing (which may delay or prevent Day One from undertaking business opportunities that may arise pending the completion of the Transactions or any other actions Day One would otherwise take with respect to the operations of Day One absent the pending Transactions);

•	the potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Offer, Merger and other Transactions;

•

the fact that all conditions to the parties’ obligations to complete the Offer or the Merger must be satisfied or waived, including that the completion of the Offer is conditioned on the satisfaction of the Minimum Tender Condition, which cannot be waived without the prior written consent of Day One;

•	the fact that the payment of consideration pursuant to the Offer and Merger would generally be taxable to Day One’s stockholders for U.S. federal income tax purposes; and

•	the risk that the proposed Offer and Merger might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•	the market price of the Shares, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Day One; (2) the possibility that the marketplace would thereafter consider Day One to be an unattractive acquisition candidate; and (3) the possible sale of the Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	Day One’s operating results, particularly in light of the costs incurred in connection with the Offer, Merger and other Transactions, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•	the relationships with Day One’s employees, suppliers, partners and others that do business or may do business in the future with Day One.

During its consideration of the Merger Agreement, the Offer, the Merger and the other Transactions, the Board also was aware of the fact that some of Day One’s directors and executive officers have interests in the Transactions that differ from or are additive to their interests as Day One stockholders generally, as more fully described in the section entitled “Arrangements with Current Executive Officers and Directors of Day One.”

The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer, Merger and the other Transactions. After considering these and other factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer, Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the Board and the complexity of these factors, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Board unanimously approved the Merger Agreement, the Offer, Merger and the other Transactions, and recommended that Day One’s stockholders tender their Shares in the Offer.

This explanation of the Board’s reasons for recommending the adoption of the Merger Agreement and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section of this Schedule 14D-9 entitled “Item 8. Additional Information–Forward-Looking Statements.”

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of Day One’s current directors or executive officers have entered into, committed to enter into, negotiated or discussed any arrangements or other understandings with Parent, Purchaser or their respective affiliates regarding continued service, including equity participation, with Parent, the Surviving Corporation or any of their respective subsidiaries from and after the Effective Time. It is possible that Parent, Purchaser, the Surviving Corporation or their respective affiliates may enter into employment or other arrangements with Day One’s management in the future.

Opinion of Day One’s Financial Advisor

Opinion of Centerview Partners LLC

Day One retained Centerview as financial advisor to the Board in connection with the Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares then held by Day One, Parent, the Purchaser or any of their subsidiaries or any Shares held by any affiliate of Day One or Parent and (ii) Appraisal Shares (as defined in the Merger Agreement), which are collectively referred to as “Excluded Shares”) of the Offer Price and the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On March 5, 2026, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of its written opinion dated March 6, 2026, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated March 6, 2026, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Day One as to whether or not such stockholder should tender Shares in connection with the Offer, or any stockholder of Day One or any other person as to how such stockholder or other person should act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated March 6, 2026, referred to in this summary of Centerview’s opinion as the “Draft Agreement”;

•	Annual Reports on Form 10-K of Day One for the years ended December 31, 2025, December 31, 2024 and December 31, 2023;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Day One;

•	certain publicly available research analyst reports for Day One;

•	certain other communications from Day One to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Day One, including certain financial Projections, analyses and projections relating to Day One prepared by management of Day One and furnished to Centerview by Day One for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Projections,” are summarized in the section “Certain Unaudited Prospective Financial Information of Day One” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Day One regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Day One and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Day One’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Day One’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Day One as to the matters covered thereby and Centerview relied, at Day One’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Day One’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Day One, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Day One. Centerview assumed, at Day One’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreement reviewed by Centerview. Centerview also assumed, at Day One’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Day One, or the ability of Day One to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Day One’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Day One or in which Day One might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Day One or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Day One or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of

Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Day One as to whether or not such stockholder should tender Shares in connection with the Offer, or any stockholder of Day One or any other person as to how such stockholder or other person should act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated March 6, 2026. The order of the financial analyses described does not represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Day One. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Day One or any other parties to the Transactions. None of Day One, the Servier Parties or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Day One do not purport to be appraisals or reflect the prices at which Day One may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 5, 2026 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Analysis of Offer Price and the Merger Consideration

Centerview conducted an analysis of the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. Such Offer Price and the Merger Consideration is equal, on a per Share basis, to $21.50 per Share, net to the seller in cash without interest thereon, subject to any applicable tax withholding.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information of Day One to corresponding financial information of certain publicly traded early commercial-stage biopharmaceutical companies listed below that Centerview deemed comparable, based on its experience and professional judgment, to Day One (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).

Using publicly available information obtained from SEC filings and other data sources as of March 5, 2026, Centerview calculated, for each selected company, such selected company’s implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2029 (“EV/2029E Revenue Multiple”).

The selected companies reviewed were as follows:

Arcutis Biotherapeutics, Inc.
Ardelyx, Inc.
Geron Corporation
Iovance Biotherapeutics, Inc.
Syndax Pharmaceuticals, Inc.
Tarsus Pharmaceuticals, Inc.
Travere Therapeutics, Inc.

Although none of the selected companies are directly comparable to Day One, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded biopharma companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Day One. However, because none of the selected companies are exactly the same as Day One, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of Day One and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

The overall low to high EV/2029E Revenue Multiples observed for the selected companies were 1.1x to 3.5x (with a median of 1.9x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview selected a reference range of EV/2029E Revenue Multiples of 1.5x to 3.0x to apply to Day One’s estimated risk-adjusted revenue for calendar year 2029, as set forth in the Internal Data. In selecting this range of EV/2029E Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of Day One and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Applying this range of EV/2029E Revenue Multiples to Day One’s estimated risk-adjusted revenue for calendar year 2029 of $645 million, as set forth in the Internal Data, and adding to it Day One’s estimated net cash of $314 million as of March 31, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and warrants) as of March 4, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share range of $11.80 to $20.00, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $21.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and analyzed certain information relating to the following selected transactions involving publicly traded early commercial-stage biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Day One and the Transactions.

Using publicly available information obtained from SEC filings and other data sources as of the time of the public announcement of the selected transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in such selected transaction as a multiple of such target company’s management’s risk-adjusted projected four-year forward revenue, per such target company’s schedule 14D-9 or proxy (or, if not so disclosed, per Wall Street consensus as of the transaction announcement date) (“TV/4-Year Forward Revenue Multiple”).

The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror
November 19, 2025	Avadel Pharmaceuticals plc	Alkermes plc
April 28, 2025	SpringWorks Therapeutics, Inc.	Merck KGaA
May 28, 2024	Calliditas Therapeutics AB	Asahi Kasei Corporation
May 10, 2023	CTI BioPharma Corp.	Swedish Orphan Biovitrum AB
March 13, 2023	Provention Bio, Inc.	Sanofi S.A.
January 9, 2023	Albireo Pharma, Inc.	Ipsen S.A.
January 8, 2023	Amryt Pharma plc	Chiesi Farmaceutici S.p.A.
August 4, 2022	ChemoCentryx, Inc.	Amgen Inc.
January 19, 2022	Zogenix, Inc.	UCB S.A.

Although none of the selected transactions is directly comparable to the Transactions, these transactions were selected by Centerview, among other reasons, because they have certain business, operational and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of Day One and the companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

The overall low to high TV/4-Year Forward Revenue Multiples observed for the selected transactions were 1.7x to 5.2x (with a median of 2.6x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of Day One and the companies included in the selected transactions analysis, Centerview selected a reference range of TV/4-Year Forward Revenue Multiples of 2.5x to 4.0x derived from the selected transactions. In selecting this range of TV/4-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis. Applying this reference range of TV/4-Year Forward Revenue Multiples to Day One’s projected four-year forward risk-adjusted revenue of $669 million (based on 75% of Day One’s estimated risk-adjusted revenue for calendar year 2029 of $645 million and 25% of Day One’s estimated risk-adjusted revenue for calendar year 2030 of $738 million), as set forth in the Internal Data, and adding to it Day One’s estimated net cash of $314 million as of March 31, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options (with the weighted average exercise price adjusted for a change of control scenario in accordance with the terms of such options), restricted stock units and warrants) as of March 4, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share of $17.25 to $25.40, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of

$21.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Day One based on the Projections. The Projections are described in further detail in the section above under “- Certain Unaudited Prospective Financial Information of Day One.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value, as of March 31, 2026, using discount rates ranging from 12.5% to 15.5% (reflecting Centerview’s analysis of Day One’s weighted average cost of capital) and using a mid-year convention: (i) the projected risk-adjusted, after-tax unlevered free cash flows of Day One over the period beginning on April 1, 2026 and ending on December 31, 2044, utilized by Centerview based on the Projections, (ii) an implied terminal value of Day One, calculated by Centerview by assuming that Day One’s unlevered free cash flows would decline in perpetuity after December 31, 2044 at a rate of free cash flow decline of 40% year-over-year and (iii) tax savings from usage of Day One’s federal net operating losses as of December 31, 2025 of $859 million and Day One’s estimated future losses, as set forth in the Internal Data; and (b) adding to the foregoing results Day One’s estimated net cash of $314 million as of March 31, 2026, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and warrants), as of March 4, 2026, as set forth in the Internal Data.

This analysis resulted in an implied equity value per Share range of $14.70 to $17.35, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $21.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended March 5, 2026 (the last trading day before the public announcement of the Transactions), which reflected low and high closing prices for the Shares during such period of approximately $5.80 to $12.87 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of March 5, 2026, which indicated low and high price targets for the Shares ranging from $17.00 to $30.00 per Share.

•

Premia Paid Analysis. Centerview performed an analysis of premia paid in certain selected transactions involving publicly traded, biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Day One and the Transactions, for which premium data was available, which consisted of the selected transactions set forth above in the section captioned “— Selected Precedent Transactions Analysis.” The premia in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding contingent consideration, if any) to the closing price of such target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 65% to 105% to Day One’s closing stock price on March 3, 2026 (the last trading day before media speculation concerning a potential transaction involving Day One) of $10.03, which resulted in an implied price per Share range of $16.55 to $20.55, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of Day One with respect to the Offer Price and the Merger Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Day One and Parent and was approved by the Board. Centerview provided advice to Day One during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Day One or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement with Day One, Centerview had not been engaged to provide financial advisory or other services to Day One, and Centerview did not receive any compensation from Day One during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent during such period. Centerview may provide financial advisory and other services to or with respect to Day One or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Day One, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in the life sciences sector, expertise and qualifications in transactions of this nature and familiarity with Day One. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, Day One has agreed to pay Centerview an aggregate fee currently estimated to be approximately $60 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $58 million of which is payable contingent upon consummation of the Transactions. In addition, Day One has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Unaudited Prospective Financial Information of Day One

Day One does not, as a matter of course, publicly disclose long-term projections or internal projections of its future financial performance, revenues, earnings, financial condition or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s evaluation of the Transactions, the Projections, previously prepared by Day One’s management and then updated by Day One management for purposes of evaluating a strategic business combination transaction, were provided to the Board. The Projections were also provided to Centerview, and Centerview was directed by the Board to use and rely upon the Projections in connection with its financial analysis and opinion summarized under the section entitled “—Opinion of Day One’s Financial Advisor.” The Projections were not provided to Parent or its affiliates, Company A, Company B or Company C.

The Projections were based upon certain financial, operating and commercial assumptions developed by Day One management solely using the information available to Day One management at the time the Projections were created. In preparing the Projections, Day One management assumed (1) that Day One pursues the development and commercialization within the United States of OJEMDA, including as a front-line therapy, with no additional equity financing, and receives additional revenue from sales of OJEMDA outside the United States from its partner; (2) that Day One pursues the development and commercialization of DAY-301 within the United States and does not receive revenue from direct sales of DAY-301 outside of the United States, and pursues the development and commercialization of Emi-Le globally, with no additional equity financing; and (3) that Day One does not earn revenue from the sale of any products or product development programs other than those described above, or incur any material development, regulatory, manufacturing or sales or marketing costs associated with any such products or product development programs described in this clause (3). The probability of success attributed to OJEMDA (other than the U.S. launch), DAY-301 and Emi-Le in the Projections, and the corresponding anticipated product candidate launch timelines, are based on good faith assumptions made by Day One management.

The Projections were not prepared with a view to public disclosure or toward compliance with generally accepted accounting principles as applied in the United States (“GAAP”), the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, Day One’s independent auditor has not examined, reviewed, compiled or otherwise performed any procedures with respect to the Projections, and accordingly assumes no responsibility for, and expresses no opinion or other form of assurance on, the Projections. By including the Projections in this Schedule 14D-9, neither Day One nor any of its affiliates, officers, directors, advisors or other representatives, including Centerview, has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of Day One or any of its affiliates compared to the information contained in the Projections. Day One has not made and makes no representation to Parent, Purchaser, in the Merger Agreement or otherwise, or to any holders of Shares, in this Schedule 14D-9 or otherwise, concerning the Projections or regarding Day One’s actual performance compared to the Projections or that the Projections will be achieved.

The Projections are forward-looking statements. Forecasting the future cash flows associated with the development and commercialization of products in the clinical and early commercialization stages is a highly speculative endeavor. Although the Projections are presented with numerical specificity, the Projections reflect numerous variables, assumptions and estimates as to future events, including assumptions and estimates relating to Day One’s ability to generate revenue from OJEMDA in order to bring its pre-commercial product candidates through clinical trials, manufacture and commercialize such product candidates, and continue operating its business; the probability of success of clinical development and FDA or other regulatory approval of its product candidates and the timing of clinical trials, regulatory approval and commercial launch of these products; market demand for, and pricing of, its products; market size; market share; competition; reimbursement; distribution; estimated costs and expenses; contractual relationships; success of ongoing partnering or licensing agreements and any potential partnering or licensing agreements with third parties under which Day One does or may develop or commercialize product candidates; ability to enter potential future partnering or licensing agreements with third parties; effective tax rate; utilization of net operating losses; and other relevant factors relating to Day One’s long-term operating plan, as well as future economic, competitive and regulatory conditions and financial market conditions, all of which are highly uncertain, difficult or impossible to predict and many of which are beyond Day One’s control. Day One’s stockholders are urged to review Day One’s SEC filings including the risk factors section in Day One’s Annual Report on Form 10-K for the year ended December 31, 2025, for a description of risk factors with respect to Day One’s business. Please also refer to the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions and general economic conditions that are subject to change. Further, there can be no assurance of the market for, approval of, or the timing of such approval of, Day One’s product candidates, and it is possible that other products will be preferable. In addition, the Projections were prepared prior to the execution of the Merger Agreement and do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Merger or any of the Transactions, nor do they take into account the effect of any failure to complete the Merger or any of the Transactions. As a result, there can be no assurance that the Projections will be realized, and actual results may be materially better or worse than those contained in the Projections. Neither Day One nor any of its affiliates assumes any responsibility for the accuracy of the information provided in the Projections.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW, DAY ONE DOES NOT INTEND, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY, TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN DAY ONE PREPARED THE PROJECTIONS OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS OR CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS, EVEN IN THE EVENT THAT ANY OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN NOT TO BE APPROPRIATE. SINCE THE PROJECTIONS COVER MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

Certain of the measures included in the Projections are non-GAAP financial measures, including unlevered free cash flow, as noted below. Day One’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Day One. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Board or Centerview.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for or superior measure to, financial information presented in compliance with GAAP. Day One’s stockholders should also note that these non-GAAP financial measures presented in this Schedule 14D-9 have no standardized meaning prescribed by GAAP, and therefore have limits in their usefulness. Because of the non-standardized definitions, the non-GAAP financial measures as used by Day One in this Schedule 14D-9 and the accompanying footnotes may be calculated differently from, and therefore may not be comparable to, similarly titled amounts used by other companies. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to the Board and to Centerview to evaluate the Transactions.

The following table presents a summary of the management Projections (dollars in millions):

	Fiscal Year Ending December 31,
	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Total Net Revenue(1)	$261	$349	$419	$645	$738	$832	$961	$998	$1,062	$1,131	$800	$386	$328	$332	$350	$372	$395	$347	$214
Gross Profit(2)	$237	$315	$367	$569	$636	$711	$825	$850	$905	$963	$743	$345	$283	$286	$301	$321	$341	$300	$195
EBIT(3)	($102)	($11)	$52	$284	$361	$446	$582	$603	$650	$707	$561	$252	$203	$205	$217	$232	$248	$220	$145
Unlevered Free Cash Flow(4)	($124)	($38)	$23	$178	$251	$339	$426	$460	$505	$535	$475	$258	$144	$172	$180	$191	$204	$191	$135

(1)	Total Net Revenue, as presented herein, reflects net revenue associated with product sales, as well as potential future royalty and milestone payments.
(2)	Total Gross Profit, as presented herein, reflects Total Net Revenue less the associated cost of sales, outbound royalties and amortized outbound milestones.
(3)	Earnings before interest expenses and taxes (“EBIT”), as presented herein, reflects Gross Profit less total operating expenses.
(4)

Unlevered Free Cash Flow, as presented herein, represents EBIT less (i) unlevered tax expense (assuming a federal tax rate of 21%, per Day One management and excluding the impact of net operating losses), (ii) capital expenditures, (iii) outbound milestones and contingent value right payment, and (iv) changes in net working capital, and plus (i) depreciation and amortization.

Intent to Tender

To the knowledge of Day One, each executive officer and director of Day One currently intends to tender all of his or her Shares in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to Centerview’s engagement letter with Day One, Day One retained Centerview as its exclusive financial advisor in connection with the Offer and the Merger and to render Centerview’s opinion to the Board. Centerview’s opinion to the Board does not constitute a recommendation to any stockholder of Day One as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as the financial advisor to the Board, Day One has agreed to pay Centerview an aggregate fee of approximately $60 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $58 million of which is payable contingent upon consummation of the Transactions. In addition, Day One has agreed to reimburse certain of Centerview’s expenses, and to indemnify Centerview against certain liabilities, that may arise out of Centerview’s engagement. Additional information related to Centerview’s retention as Day One’s financial advisor is set forth under the caption entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “—Opinion of Day One’s Financial Advisor” and is hereby incorporated herein by reference.

Except as set forth above, neither Day One nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Day One on its behalf with respect to the Transactions or related matters.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by Day One or, to the knowledge of Day One after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except for transactions in the ordinary course of business in connection with Day One’s employee benefit plans.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Day One is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of Day One’s securities by Day One, any subsidiary of Day One or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Day One or any subsidiary of Day One; (iii) any purchase, sale or transfer of a material amount of assets of Day One or any subsidiary of Day One; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Day One.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Day One” is incorporated herein by reference.

Appraisal Rights

Holders of the Shares are not entitled to appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders and beneficial owners who continuously hold or own Shares through the Effective Time, who do not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Offer Acceptance Time), who properly demand and perfect appraisal of their Shares and who do not withdraw their demands or otherwise lose their rights of appraisal and who otherwise comply with the statutory requirements of Section 262 for perfecting appraisal rights will be entitled to seek appraisal of their Shares in connection with the Merger under Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available electronic source: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that record holders or beneficial owners of Day One common stock exercise their appraisal rights under Section 262.

Stockholders and beneficial owners contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the electronic source in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. All references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of shares of Day One common stock unless otherwise expressly noted herein, (ii) “beneficial owner” are to a person who is the beneficial owner of shares of Day One common stock held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, if the Offer is successful and the Merger is consummated, stockholders and beneficial owners who: (i) properly submit a written demand for appraisal of their Shares within 20 days after the date on which this notice is being given; (ii) do not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Share prior to the Offer Acceptance Time); (iii) hold such Shares on the date of the making of a demand under clause (i) and continue to hold their Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of their Shares or fail to perfect or otherwise lose their appraisal rights, each in accordance with Section 262; and (v) otherwise comply with the statutory requirements and satisfy certain ownership thresholds set forth in Section 262 with respect to perfecting appraisal rights, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest to be paid on the amount determined to be “fair value,” if any, as determined by the Delaware Court of Chancery. A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(1) of Section 262 summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which that demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below) required by Section 262(f). The shares of Day One common stock are currently listed on a national securities exchange, and, assuming such shares remain listed on a national securities exchange immediately prior to the Merger (which Day One expects to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of Day One common stock eligible for appraisal as measured in accordance with subsection (g) of Section 262; or (b) the value of the aggregate Merger Consideration provided for such total number of Shares exceeds $1 million (conditions (a) and (b) referred to as the “ownership thresholds”).

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award from the effective date of the Merger through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may voluntarily pay to each person entitled to appraisal an amount in cash pursuant to subsection (h) of Section 262, in which case interest will accrue after the time of such payment as provided therein only on the sum of (i) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) any interest therefor accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Persons considering seeking appraisal should be aware that the “fair value” of their Shares as determined pursuant to Section 262 of the DGCL could be more than, the same as, or less than the value of the Merger Consideration that they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Shares.

Under Section 262, where a merger is approved pursuant to Section 251(h) of the DGCL (like the Merger), Day One, before the effective date of the merger, or the Surviving Corporation, within 10 days after the effective date of such merger, must notify each stockholder who is entitled to appraisal rights of the approval of the Merger and that appraisal rights are available and include in the notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes Day One’s notice to the stockholders and beneficial owners that appraisal rights are available in connection with the Merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available electronic source:

https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review Section 262 carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, Day One believes that if a person considers exercising such rights, that person should seek the advice of legal counsel.

How to Exercise and Perfect Your Appraisal Rights

Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must satisfy ALL of the following conditions:

•

within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the date of mailing of this Schedule 14D-9 (which date is March 26, 2026), deliver to Day One a written demand for appraisal of Shares held, which demand shall satisfy the requirement of subsections (d)(2) or (d)(3) of Section 262, as applicable;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 for perfecting appraisal rights thereafter.

Any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights or the Surviving Corporation may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all such persons within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.

Filing Written Demand

Any Day One stockholder or beneficial owner wishing to exercise appraisal rights must deliver to Day One, within the later of the consummation of the Offer and 20 days after the giving of this Schedule 14D-9 (which date is March 26, 2026), a written demand for the appraisal of such person’s Shares, and that person must not tender their Shares in the Offer. A person exercising appraisal rights must hold the Shares for which they will seek appraisal upon the making of the demand for appraisal and must continue to hold the Shares through the Effective Time. A stockholder’s or beneficial owner’s failure to make the written demand within the requisite time period described above may result in a loss of appraisal rights.

Record Holders

A holder of record of Shares is entitled to demand appraisal rights for the Shares registered in that holder’s name. A demand for appraisal in respect of Shares by a holder of record must reasonably inform Day One of the identity of the holder and state that the stockholder intends thereby to demand appraisal of the holder’s Shares in connection with the Merger.

Beneficial Owners

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of subsection (d)(1) of Section 262 summarized above, provided that

(i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below). Although not expressly required by Section 262, the Surviving Corporation reserves the right to take the position that the submission of all information required by a beneficial owner under subsection (d)(3) of Section 262 is required with respect to any person sharing beneficial ownership of the Shares for which such demand is submitted. A failure to vote, or execute a consent, in favor of the Merger will not, in itself, constitute such a written demand.

Joint Owners

If the Shares with respect to which a demand is made are owned of record or beneficially owned in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand should be executed by or on behalf of the record owner or beneficial owner in such capacity, and if the Shares are owned of record or beneficially owned by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint holders of record or beneficial owners. An authorized agent, including an authorized agent for 2 or more joint stockholders or beneficial owners, as applicable, may execute a demand for appraisal on behalf of a stockholder or beneficial owner, as applicable; however, the agent must identify the stockholder or stockholders or beneficial owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the stockholder or stockholders or beneficial owner or owners, as applicable. A stockholder, such as a broker, bank or other nominee, who holds Shares as a nominee for others, may exercise his, her or its right of appraisal with respect to Shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of Shares as to which appraisal is sought. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares held in the name of the stockholder.

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:

Day One Biopharmaceuticals, Inc.

1800 Sierra Point Parkway, Suite 200

Brisbane, California 94005

(650) 484-0899

Attn: Chief Operating Officer and Chief Financial Officer

Withdrawal of Appraisal

At any time within 60 days after the Effective Time (or thereafter with the written approval of the Surviving Corporation), any person entitled to appraisal rights who has delivered a written demand to Day One and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal with respect to some or all of such person’s Shares and accept the Merger Consideration by delivering to Day One a written withdrawal of the demand for appraisal. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just (including, without limitation, a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262); provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time. If the Surviving Corporation does not approve a request to withdraw a demand for appraisal and to accept the Merger Consideration when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding (subject to the right to withdraw referenced above) with respect to a stockholder or beneficial owner, such stockholder or beneficial owner will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Merger Consideration.

Notice by the Surviving Corporation

If the Merger is completed, within 10 days after the Effective Time, the Surviving Corporation will notify each stockholder that the Merger has become effective and the effective date of the Merger provided that if such second notice is sent later than the later of the consummation of the Offer and 20 days following the sending of this notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such person’s Shares and any beneficial owner who has demanded appraisal under subsection (d)(3) of Section 262.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any person who has complied with Section 262 and who is otherwise entitled to seek appraisal under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a Day One stockholder or beneficial owner, demanding a determination of the “fair value” of the Shares held by all such persons entitled to appraisal. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the Shares. Accordingly, any stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their Shares within the time and in the manner prescribed in Section 262. The failure of a stockholder or beneficial owner to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within 120 days after the Effective Time, any person who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer, and accepted for purchase, and with respect to which Day One has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must give this statement to the requesting stockholder within 10 days after receipt by the Surviving Corporation of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is duly filed by any person other than the Surviving Corporation and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. Upon the filing of any such petition, the Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, will give notice of the time and place fixed for the hearing on such petition by registered or certified mail to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The form of the notice by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the Surviving Corporation.

After notice to the persons shown on the Verified List as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. At the hearing on such petition, the Delaware Court of Chancery may require persons who have demanded an appraisal for their Shares and who hold Shares represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any person fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. In addition, assuming the Day One common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.

Determination of “Fair Value”

After the Delaware Court of Chancery determines the persons entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Merger Consideration they would receive pursuant to the Merger if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Merger Consideration is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although Day One believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Neither Day One nor Parent anticipates offering more than the Merger Consideration to any person exercising appraisal rights, and each of Day One and Parent reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share is less than the Merger Consideration. If a demand for appraisal is duly withdrawn, if a petition for appraisal is not timely filed, if neither of the ownership thresholds described above has been satisfied (assuming the Day One common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger), or other requirements imposed by Section 262 to perfect and seek appraisal are not satisfied, then the right to an appraisal will cease.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders and beneficial owners entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such determination or assessment, each party bears its own expenses.

If any stockholder or beneficial owner who demands appraisal of his, her or its shares of Day One common stock under Section 262 fails to perfect, or effectively loses or withdraws, such person’s right to appraisal, the person’s shares of Day One common stock will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest. A stockholder or beneficial owner will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time, if neither of the ownership thresholds described above has been satisfied as to persons seeking appraisal rights (assuming the Day One common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger) or if the person delivers to the Surviving Corporation a written withdrawal of the person’s demand for appraisal in accordance with Section 262.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to vote such Shares or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions, if any, payable to Day One stockholders of record at a date which is prior to the Effective Time. If any person who demands appraisal of its Shares fails to perfect or effectively loses or validly withdraws such person’s right to appraisal, the stockholder’s or beneficial owner’s, as applicable, Shares will be deemed to have been converted at the Effective Time of the Merger into the right to receive the Merger Consideration without interest. If no petition for an appraisal is filed within the time period provided in Section 262, if neither of the ownership thresholds described above has been satisfied (assuming the Day One common stock remained listed on a national securities exchange immediately prior to the Effective Time of the Merger), or if the person delivers to the Surviving Corporation a written withdrawal of the demand for an appraisal in respect of some or all of such person’s Shares within 60 days after the Effective Time (or thereafter with the written approval of the Surviving Corporation), then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a stockholder’s or beneficial owner’s statutory appraisal rights. In that event, you will be entitled to receive the Merger Consideration for your Appraisal Shares in accordance with the Merger, without interest thereon and subject to any applicable withholding taxes. Consequently, in view of the complexity of Section 262, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

Anti-Takeover Statute

As a Delaware corporation, Day One is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually, or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203 and any other “anti-takeover,” “moratorium,” “business combination,” “fair price,” or other form of anti-takeover laws, rules or regulations of any jurisdictions and Day One believes that such acts and transactions are not subject to the restrictions of Section 203.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer, the Merger and any related documents for purposes of Section 203.

Regulatory Approvals

U.S. Antitrust Compliance

Under the HSR Act, and the rules and regulations promulgated thereunder, certain transactions having a value above specified monetary thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Within the 15 calendar day waiting period, Parent may withdraw its Premerger Notification and Report Form, and refile it within two business days to provide the FTC and the Antitrust Division an additional 15 calendar day waiting period to review the transaction. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Transactions would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. The 10 calendar day waiting period can be extended with the consent of Parent and Day One. If either the 15 calendar day or 10 calendar day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. After that time, the waiting period may be extended only by court order or with Parent’s and Day One’s consent. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. As a practical matter, if a Second Request were issued, it could take a significant period of time to achieve substantial compliance with such Second Request, which could delay the Offer.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of Day One. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, notwithstanding the termination or expiration of the applicable waiting period under the HSR Act, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division could take such action as they deem necessary under the applicable statutes, including seeking to enjoin the completion of the Transactions, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets, to terminate existing relationships and contractual rights, or to take other actions or agree to other restrictions limiting the freedom of action of the parties. At any time before or after consummation of the Transactions, notwithstanding the early termination or expiration of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Parent and Day One expect to file their respective Premerger Notification and Report Forms with the FTC and Antitrust Division on March 26, 2026.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Day One stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Day One will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Day One stockholders in accordance with Section 251(h) of the DGCL.

Annual Report

For additional information regarding the business and the financial results of Day One, please see Day One’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain “forward-looking statements” relating to the proposed acquisition of Day One by Parent. These forward-looking statements are not based on historical fact and include statements regarding the ability of Day One and the Servier Parties to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transaction, Day One’s and Parent’s beliefs and expectations and statements about the benefits sought to be achieved by the Servier Parties’ proposed acquisition of Day One, the potential effects of the acquisition on both Day One and the Servier Parties, and the possibility of any termination of the Merger Agreement. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “intend,” and other similar expressions, among others. These forward-looking statements are based on current assumptions that involve risks, uncertainties, and other factors that may cause actual results, events, or developments to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to future events and trends that Day One believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Day One. There can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of Day One’s stockholders will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Merger and the Offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement on Day One’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability. Moreover, Day One operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although Day One believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of any developments and whether the conditions to the closing of the proposed transaction are satisfied on the expected timetable or at all. Additional factors that may affect the future results of Parent and Day One are set forth in their respective filings with the SEC or other public disclosures. These forward-looking statements speak only as of the date they are made, and Day One and the Servier Parties undertake no obligation to update forward-looking statements, and readers are cautioned not to place undue reliance on such forward-looking statements.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated March 26, 2026 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, dated March 26, 2026, as published in The New York Times on March 26, 2026 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Joint Press Release issued by Servier and Day One dated March 6, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Day One on March 6, 2026).

(a)(1)(H)	Employee FAQ for Day One Employees, dated March 6, 2026 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by Day One on March 6, 2026).

(a)(1)(I)	Email to Day One Stakeholders, dated March 6, 2026 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by Day One on March 6, 2026).

(a)(1)(J)	Email to Day One Employees, dated March 6, 2026 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by Day One on March 6, 2026).

(a)(1)(K)	Day One Social Media Posts, dated March 6, 2026 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed with the SEC by Day One on March 6, 2026).

(a)(5)*	Opinion of Centerview Partners LLC, dated March 6, 2026 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated March 6, 2026, by and among Servier, Parent, Purchaser, Day One, and solely for the purposes of Section 10.12, Guarantor (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Day One on March 6, 2026).

(e)(2)	Mutual Confidentiality Agreement between Day One and Les Laboratoires Servier, dated February 6, 2026 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Exclusivity Agreement between Day One and Les Laboratoires Servier, dated March 1, 2026 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	2021 Equity Incentive Plan and forms of awards agreements (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC by Day One on January 4, 2024).

(e)(5)	2021 Employee Stock Purchase Plan and forms of awards agreements (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed with the SEC by Day One on January 4, 2024).

(e)(6)	2022 Equity Inducement Plan and forms of agreement (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC by Day One on October 31, 2022).

(e)(7)	Form of Indemnification Agreement with directors and officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed with the SEC by Day One on May 4, 2021).

(e)(8)	Form of Change in Control and Severance Agreement (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed with the SEC by Day One on March 7, 2022).

(e)(9)	Director Equity Deferral Plan and Form of Irrevocable Deferral Election (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed with the SEC by Day One on February 24, 2026).

(e)(10)	Restated Certificate of Incorporation, dated June 1, 2021, as amended June 22, 2023 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by Day One on August 7, 2023).

(e)(11)	Amended and Restated Bylaws, dated February 17, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Day One on February 23, 2023).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Day One Biopharmaceuticals, Inc.

Date: March 26, 2026	By:	/s/ Charles N. York II, M.B.A.
Name: Charles N. York II, M.B.A.
Title: Chief Operating Officer and Chief Financial Officer

Annex A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

March 6, 2026

The Board of Directors

Day One Biopharmaceuticals, Inc.

1800 Sierra Point Parkway, Suite 200

Brisbane, CA 94005

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $ 0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Day One Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Servier Pharmaceuticals LLC, a Delaware limited liability company (“Parent”), Servier Detroit Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), the Company and, solely for purposes of Section 10.12 of the Agreement, Servier S.A.S., a French société par actions simplifiée. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $21.50 per Share, net to the seller in cash, without interest thereon (the “Consideration”), subject to any applicable tax withholding, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares then held by the Company, Parent, Merger Sub or any of their subsidiaries and (ii) Appraisal Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration, subject to any applicable Tax withholding. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company,

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK  ●  LONDON  ●  PARIS  ●  SAN FRANCISCO  ●  MENLO PARK

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The Board of Directors

Day One Biopharmaceuticals, Inc.

March 6, 2026

and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated March 6, 2026 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2025, December 31, 2024 and December 31, 2023; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not

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The Board of Directors

Day One Biopharmaceuticals, Inc.

March 6, 2026

evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

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